                                                FILED PURSUANT TO RULE 424(b)(2)
                                                REGISTRATION NOS. 333-76787,
                                                333-16355, 33-52809

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 22, 1999

                                  $300,000,000

                              Whitman Corporation

                       $150,000,000 6.000% Notes due 2004
                       $150,000,000 6.375% Notes due 2009

                               ----------------

   We will pay interest on the notes each May 1 and November 1. The first interest payment will be made on November 1, 1999. We may redeem all or any portion of each series of notes at any time, at the redemption price described in this prospectus supplement. There is no sinking fund for the notes. The notes are unsecured and rank equally with all of our other unsecured, senior indebtedness.

   We have entered into an agreement to create a new business relationship with PepsiCo, Inc. in which we will merge into a subsidiary of PepsiCo. The merger requires the approval of our shareholders. A special meeting of our shareholders will be held on May 20, 1999 to vote on the merger agreement. If the merger is completed, "New" Whitman will assume our obligations under the notes pursuant to a supplemental indenture.

   This offering of notes is not conditioned upon the completion of the merger.

                                                         Underwriting
                                              Price to   Discounts and Proceeds to
                                               Public     Commissions    Whitman
                                            ------------ ------------- ------------
Per note due 2004..........................   99.991%        .60%        99.391%
Per note due 2009..........................    99.70%        .65%         99.05%
Total...................................... $299,536,500  $1,875,000   $297,661,500

   Delivery of the notes, in book-entry form only, will be made through The Depository Trust Company on or about April 30, 1999.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

            Sole book running manager is Credit Suisse First Boston

Credit Suisse First Boston      Chase Securities Inc.       Salomon Smith Barney

  Banc One Capital Markets, Inc.           NationsBanc Montgomery Securities LLC

                   Prospectus Supplement dated April 27, 1999

                                 ------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                      Page
                                      ----
Prospectus Supplement Summary.......   S-4
Whitman Corporation.................   S-7
The Transactions with Pepsico.......   S-7
Whitman Corporation/New Whitman
 Selected Historical and Pro Forma
 Combined Financial Data............  S-11
PepsiCo Bottling Operations Selected
 Combined Financial Information.....  S-13

                                      Page
                                      ----
Use of Proceeds.....................  S-14
Capitalization......................  S-15
Ratios of Earnings to Fixed Charges.  S-15
Description of the Notes............  S-16
Underwriting........................  S-19
Experts.............................  S-20
Index to Financial Statements.......   F-1

                                   Prospectus

                                      Page
                                      ----
Whitman Corporation.................    2
About this Prospectus...............    2
Where You Can Find More Information.    3

                                     Page
                                     ----
Description of the Debt Securities..   3
Plan of Distribution................   9
Legal Matters.......................   9
Experts.............................   9

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with additional information or information that is different. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement and the date of the prospectus only. Our business, financial condition, results of operations and prospects, among other things, may have changed since those dates.

                                 ------------

   This prospectus supplement and prospectus contain certain forward-looking information with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this prospectus supplement and the prospectus that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Whitman, wherever they occur in this prospectus supplement and the prospectus, are necessarily estimates reflecting the best judgment of the senior management of Whitman and involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections expressed or implied in the forward-looking statements include without limitation: the effects of competition in the markets in which Whitman operates and will operate if the merger is completed, including product and pricing pressures; the ability to integrate the operations of Whitman and the PepsiCo bottling operations which would be acquired in the merger; changing trends in consumer tastes; changes in our relationship and/or support programs with PepsiCo and other brand owners; market acceptance of new product offerings; weather conditions; cost and availability of raw materials; availability of capital; labor and employee benefit costs; unfavorable interest rate and currency fluctuations; unexpected costs associated with Year 2000 conversions or the business risks associated with potential Year 2000 non-compliance by Whitman customers and/or suppliers; costs of legal proceedings; and general economic, business and political conditions in the countries and territories where Whitman operates.

   Words such as "estimate," "project," "plan," "intend," "expect," "may," "will," "anticipate," "should," "continue," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus supplement and the prospectus and the other documents incorporated herein by reference, including, but not limited to, the Whitman 1998 Form 10-K, as amended by the Form 10-K/A dated April 16, 1999, including any amendments. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We assume no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

                         PROSPECTUS SUPPLEMENT SUMMARY

   The following is a summary and does not contain all of the information that may be important to you. You should read the entire prospectus and prospectus supplement, as well as the documents incorporated by reference in the prospectus and prospectus supplement, before deciding to purchase any notes.

                                  The Offering

                                 Notes Due 2004

Securities offered........  $150,000,000 aggregate principal amount of 6.000%
                            notes due 2004.

Maturity date.............  May 1, 2004.

Interest rate.............  6.000% per annum, accruing from April 30, 1999.

Redemption................  The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of: (i) 100% of the principal amount of the notes; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 12.5 basis points.

                                 Notes Due 2009

Securities offered........  $150,000,000 aggregate principal amount of 6.375%
                            notes due 2009.

Maturity date.............  May 1, 2009.

Interest rate.............  6.375% per annum, accruing from April 30, 1999.

Redemption................  The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of: (i) 100% of the principal amount of the notes; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points.

                           Common Terms of the Notes

Interest payment dates....  May 1 and November 1 of each year, commencing
                            November 1, 1999.

Ranking...................  The notes are unsecured and rank equally with all of our other unsecured, senior indebtedness. At April 16, 1999, we had approximately $742.0 million of indebtedness outstanding on a consolidated basis.

Restrictive covenants.....  The indenture governing the notes contains certain covenants that limit our ability to (i) grant liens and (ii) enter into sale and leaseback transactions.

Use of proceeds...........  To (i) repay outstanding commercial paper, (ii)
                            acquire certain assets of PepsiCo after the merger and (iii) repurchase Whitman/New Whitman common stock.

No cross-conditionality...  The offering and sale of the notes due 2004 is not conditional on the offering and sale of the notes due 2009, and vice versa.

                              Whitman Corporation

   We are engaged in the production and distribution of Pepsi-Cola brand products and a variety of other non-alcoholic beverage products through our principal operating subsidiary, Pepsi-Cola General Bottlers ("Pepsi General"). Pepsi General is one of the world's largest franchised Pepsi-Cola bottlers, accounting for about 12% of all Pepsi-Cola products sold in the United States. Pepsi General currently serves a significant portion of a nine state region in the midwestern United States. PepsiCo currently indirectly owns 20% of the common stock of Pepsi General. That interest will be transferred to New Whitman as part of the transactions described below. Our principal executive offices are located at 3501 Algonquin Road, Rolling Meadows, Illinois 60008, and our telephone number is (847) 818-5000.

   On January 25, 1999 we announced that Whitman had entered into a contribution and merger agreement with PepsiCo and Heartland Territories Holdings ("Heartland"), a PepsiCo subsidiary. Under the merger agreement, PepsiCo will contribute some of its midwestern United States bottling operations and assets with a book value of $425.1 million, including associated liabilities with a book value of $117.0 million, debt of $241.8 million and PepsiCo's 20% equity interest in Pepsi General to Heartland and Whitman will merge into Heartland. Immediately after the merger, Heartland will change its name to "Whitman Corporation" and is referred to as "New Whitman" in this prospectus supplement. After the merger, PepsiCo will sell bottling subsidiaries located in Poland, Hungary, the Czech Republic and Slovakia, and some domestic transportation and vending assets to New Whitman for $176.0 million in cash.

   Based upon the amount of Whitman common stock outstanding as of April 16, 1999, current holders of Whitman common stock will own approximately 61.3% of the outstanding common stock of New Whitman after the transactions and PepsiCo and its subsidiaries will own approximately 38.7% of the outstanding common stock of New Whitman after the transactions. The merger agreement is subject to the approval of Whitman's shareholders and contains customary conditions to closing. A special meeting of our shareholders will be held on May 20, 1999 to vote on the merger agreement.

   Following the transactions, New Whitman will have exclusive production and distribution rights for Pepsi-Cola brand products in portions of nine states and eight foreign countries worldwide. New Whitman will have nearly 40% more revenue on a pro forma basis than Whitman currently does. Further, with PepsiCo restructuring its bottling system, New Whitman will be one of several PepsiCo primary bottlers, known as "anchor bottlers," worldwide. The Whitman board of directors believes that shareholders of Whitman will benefit from the greater size and strength of New Whitman.

   If the merger is completed, New Whitman will assume our obligations under the notes pursuant to a supplemental indenture. We cannot assure you at this time that the merger will be completed.

                              Recent Developments

   In anticipation of the merger, on March 19, 1999, Whitman sold its bottling operations located in Marion, Virginia and Princeton, West Virginia, along with related transportation assets, to PepsiCo for an aggregate price of $97.8 million in cash and on March 31, 1999, Whitman sold its bottling operations located in the St. Petersburg area of Russia, along with related transportation assets, to PepsiCo for $20.0 million.

   The merger agreement generally requires Whitman to repurchase 16 million shares, which could result in PepsiCo's interest in New Whitman increasing to slightly over 39%. As of April 16, 1999 we have purchased approximately 13,447,300 shares of Whitman common stock at an average price of $18.73 per share to partially satisfy our repurchase obligation under the merger agreement. As a result of the repurchases through April 16, 1999, PepsiCo will own approximately 38.7% of the outstanding shares of New Whitman after the merger.

                              WHITMAN CORPORATION

   We are engaged in the production and distribution of Pepsi-Cola brand products and a variety of other non-alcoholic beverage products through our principal operating subsidiary, Pepsi-Cola General Bottlers. Pepsi General is one of the world's largest franchised Pepsi-Cola bottlers, accounting for about 12% of all Pepsi-Cola products sold in the United States. Pepsi General currently serves a significant portion of a nine state region in the midwestern United States. PepsiCo currently indirectly owns 20% of the common stock of Pepsi General. That interest will be transferred to New Whitman as part of the transactions described below. Our principal executive offices are located at 3501 Algonquin Road, Rolling Meadows, Illinois 60008, and our telephone number is (847) 818-5000.

                         THE TRANSACTIONS WITH PEPSICO

   On January 25, 1999, we announced that our Board of Directors approved a new business relationship with PepsiCo, including the contribution and merger agreement. The transactions contemplated by the merger agreement consist of three primary steps.

   The Contribution. On April 2, 1999, PepsiCo caused its subsidiaries to contribute to Heartland:

  . bottling operations and assets with a book value of $425.1 million located principally in the central part of the United States, including bottling assets and operations of Pepsi-Cola Operating Company of St. Louis, Inc., Pepsi-Cola Bottling Company of Ohio, Inc. and Pepsi-Cola Operating Company of Chesapeake and Indianapolis, Inc., and operating liabilities associated with these assets and operations with a book value of $117.0 million.

  .  PepsiCo's 20% equity interest in Pepsi General.

  .  $241.8 million of debt.

   In exchange, Heartland issued to PepsiCo 53,999,500 shares of its common stock. PepsiCo currently owns a total of 54,000,000 shares.

   The Merger. Whititman will merge with and into Heartland, with the surviving corporation being renamed "Whitman Corporation." A special meeting of our shareholders will be held on May 20, 1999 to vote on the merger agreement. If the merger is completed, the surviving corporation will acquire all of Whitman's assets and assume all of Whitman's liabilities, including liabilities evidenced by the notes we are now offering. In the merger, the outstanding shares of Whitman common stock will be converted on a one-for-one basis into shares of New Whitman common stock. Based on 88,050,948 shares of Whitman common stock outstanding as of April 16, 1999, a total of 88,050,948 shares of New Whitman common stock will be issued to current Whitman shareholders in the merger.

   PepsiCo currently owns 794,115 shares of Whitman common stock and thus will be issued 794,115 shares of New Whitman common stock in the merger. Combined with the 54,000,000 shares of Heartland common stock owned by PepsiCo prior to the merger, following the merger PepsiCo will hold approximately 54,794,115 shares of New Whitman common stock, representing approximately 38.7% of the total outstanding shares. Current Whitman shareholders other than PepsiCo will hold shares of New Whitman common stock representing approximately 61.3% of the total outstanding shares. If Whitman repurchases all 16 million shares, PepsiCo's interest in New Whitman could increase to slightly over 39%.

   Immediately following the merger, New Whitman will adopt a rights agreement. Under this rights agreement, each share of New Whitman common stock will receive a right to purchase one one-hundredth of a share of preferred stock of New Whitman under specified circumstances. These rights are designed to guard against abusive tactics to gain control of New Whitman and will not be triggered unless someone other than PepsiCo or its affiliates acquires or seeks to acquire 15% of New Whitman common stock.

   Post-Merger Acquisition from PepsiCo. Immediately following completion of the merger, PepsiCo will sell bottling and related operations located in Poland, Hungary, the Czech Republic and Slovakia, and domestic transportation and vending assets related to the bottling operations contributed earlier to Heartland, which are referred to, together with the operations contributed to Heartland, as the "PepsiCo Bottling Operations," to New Whitman for an aggregate of $176.0 million in cash. The purchase price attributable to any particular operation will be reduced by any indebtedness and any capitalized lease obligations of the operation. To the extent the aggregate amount of the indebtedness and capitalized lease obligations owed by any operation exceeds the purchase price attributable to such operation, PepsiCo will pay New Whitman the amount of the excess.

Pre-Merger Sale to PepsiCo


   Additionally, the merger agreement provided for us to sell bottling operations located in Marion, Virginia, Princeton, West Virginia, and the St. Petersburg area of Russia, along with related transportation assets, to PepsiCo for an aggregate of $117.8 million. The purchase price attributable to any particular operation would be reduced by any indebtedness and any capitalized lease obligations of the operation. To the extent the aggregate amount of the indebtedness and capitalized lease obligations owed by any operation exceeds the purchase price attributable to such operation, Whitman would pay PepsiCo the amount of the excess. This sale to PepsiCo was separate from the other transactions and did not require a vote of Whitman shareholders. Under circumstances described in the merger agreement, PepsiCo had the right to request that this sale occur in full or in part as soon as practicable.

   On March 9, 1999, PepsiCo made such a request to Whitman. On March 19, 1999, we sold our bottling operations located in Marion, Virginia and Princeton, West Virginia, along with related transportation assets, to PepsiCo for an aggregate of $97.8 million in cash. On March 31, 1999, we sold our bottling operations located in the St. Petersburg area of Russia, along with related transportation assets, to PepsiCo for $20.0 million, reduced by indebtedness and capitalized lease obligations owed by such operations.

   Although we have completed these sales to PepsiCo, they remain covered by the indemnification and working capital adjustment provisions of the merger agreement.

Share Repurchase

   The merger agreement provides that during the 12 months following the closing of the merger, New Whitman will repurchase the lesser of (1) 16 million shares of New Whitman common stock or (2) shares of New Whitman common stock with an aggregate value of $400 million. New Whitman need not effect the repurchase if the New Whitman board of directors determines in good faith that the repurchase is impractical or inadvisable. PepsiCo has advised us that they do not intend to sell their shares of New Whitman common stock during the repurchase. As a result of the repurchase, PepsiCo's interest in New Whitman could increase to slightly over 39%. The combination of PepsiCo's rights as a shareholder and its position as a critical supplier will give PepsiCo significant influence on New Whitman.

   On February 5, 1999, Whitman and PepsiCo agreed that Whitman could begin repurchasing shares of Whitman common stock. Any shares repurchased would reduce the number of shares of New Whitman common stock to be repurchased following the merger. As of April 16, 1999, we have repurchased 13,447,300 shares of Whitman common stock at an average price of $18.73 per share.

The Transaction Agreements

   The Merger Agreement. The transactions will be consummated pursuant to the terms of the merger agreement. The merger agreement contains customary representations and warranties from each of Whitman, PepsiCo and Heartland. In addition, pursuant to the merger agreement, we have agreed to conduct our business, and PepsiCo has agreed to conduct the business of the PepsiCo Bottling Operations, in the regular and ordinary course prior to the closing of the merger. We have also agreed that we will not solicit, initiate or encourage the submission of any takeover proposal or engage in negotiations or discussions with third parties regarding their interest in making such a proposal. PepsiCo has similarly agreed not to take any similar actions with respect to the PepsiCo Bottling Operations. The merger agreement also contains covenants with respect to the share repurchase and other items such as our stock plans and various employee matters.

   The completion of the transactions depends upon the satisfaction or waiver of a number of conditions, including the following:

  . the adoption of the merger agreement by holders of a majority of Whitman common stock;

  . the absence of any injunction or other legal restraint preventing the transactions;

  . the receipt of an opinion from PepsiCo's counsel regarding (a) the qualification of the contribution, and the contribution and merger collectively, under Section 351 of the Internal Revenue Code and (b) the qualification of the merger under Section 368 of the Internal Revenue Code; and

  . the receipt of an opinion from Whitman's counsel regarding the applicability of Section 368 of the Internal Revenue Code to the merger.

   In addition, either Whitman or PepsiCo can terminate the merger agreement if any of the following occurs:

  .  the transactions are not completed before June 30, 1999;

  . the holders of a majority of Whitman common stock do not adopt the merger agreement;

  . a governmental entity issues a permanent injunction or restraint prohibiting the completion of the transactions; or

  . the other party breaches or fails to comply in any material respect with any of its representations or warranties or obligations under the merger agreement.

   The parties may also terminate the merger agreement by mutual consent. We may also terminate the merger agreement if we receive an unsolicited superior proposal (as described in the merger agreement), subject to the payment of a termination fee.

   The merger agreement requires us to reimburse PepsiCo's expenses up to a maximum of $2 million if Whitman shareholders do not adopt the merger agreement.

   The merger agreement further requires us to pay a termination fee to PepsiCo of $20 million, less any expense reimbursement paid to PepsiCo as described in the previous paragraph, if we terminate the merger agreement and enter into a significant transaction with a third party within twelve months.

   Shareholder Agreement. New Whitman and PepsiCo will enter into a shareholder agreement on the closing date of the transactions.

   Under the shareholder agreement, PepsiCo's and its affiliates' ownership of New Whitman common stock will be limited to an ownership threshold of 49% of the outstanding shares. Any acquisitions in excess of the threshold must be done with the consent of either (1) the directors of New Whitman not affiliated with PepsiCo and not officers of New Whitman or (2) the New Whitman shareholders not affiliated with PepsiCo, or pursuant to an offer for all outstanding shares of New Whitman common stock at a price meeting specific minimum-price criteria.

   The shareholder agreement also restricts transfers by PepsiCo and its affiliates that would result in a third party unaffiliated with PepsiCo owning greater than 20% of the outstanding shares of New Whitman common stock.

   PepsiCo Beverage Agreements. PepsiCo will appoint New Whitman as an anchor bottler. At the closing of the merger, New Whitman will enter into the following bottling agreements with PepsiCo:

  . a master bottling agreement for beverages bearing the "PEPSI-COLA" and "PEPSI" trademark, including DIET PEPSI and PEPSI ONE, in the United States;

  . an allied brands master bottling agreement for bottling and distribution of non-cola products in the United States;

  . a master fountain syrup agreement and an allied brands fountain syrup agreement for fountain syrup in the United States; and

  . international bottling agreements which include terms similar to the master bottling agreement, the allied brands master bottling agreement and the fountain syrup agreements for countries outside of the United States.

   Ancillary Post-Closing Agreements. At the closing of the transactions, PepsiCo and New Whitman will also enter into agreements relating to shared services, employee benefits arrangements and registration rights for PepsiCo.

                        WHITMAN CORPORATION/NEW WHITMAN
           SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

   The table below presents selected financial data for Whitman for the fiscal years 1994 through 1998. These financial data should be read along with the historical consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appear in Whitman's 1998 Form 10-K/A annual report, which is incorporated by reference in this prospectus supplement.

   The following transactions were recorded during the periods presented:

  . In 1998, Whitman spun-off shares of Hussmann International, Inc. and Midas, Inc. to its shareholders. The table is revised to reflect Hussmann and Midas as discontinued operations.

  . In 1997, Whitman recorded special charges of $49.3 million related to the restructuring of Pepsi General's organization, the severance of essentially all of the Whitman corporate management and staff, and expenses associated with the spin-offs of Hussmann and Midas.

  . In 1996, Whitman recorded an $8.7 million charge, principally for asset write-downs at Pepsi General's joint venture in Poland.

  . In 1994, Whitman recorded a $24.2 million unrealized loss on the investment in Northfield Laboratories Inc.

   The table also presents selected unaudited pro forma financial data for fiscal year 1998, which has been derived from the unaudited pro forma combined financial information of New Whitman included elsewhere in this prospectus supplement. These pro forma financial data should be read along with the combined financial statements of the PepsiCo Bottling Operations included elsewhere in this prospectus supplement and with the information included under the caption "Management's Discussion and Analysis of Operations, Cash Flows and Liquidity and Capital Resources of the PepsiCo Bottling Operations" in our Proxy Statement dated April 19, 1999 and incorporated by reference into this prospectus supplement.

   EBITDA is defined as income before income taxes, excluding special charges, plus the sum of interest, depreciation and amortization. Information concerning EBITDA has been included because it is expected to be used by some investors as a measure of operating performance and of the ability to service potential debt. EBITDA is not required under GAAP, and should not be considered an alternative to income from continuing operations or any other measure of performance required by GAAP. It also should not be used as a measure of cash flow or liquidity under GAAP.

                        WHITMAN CORPORATION/NEW WHITMAN
           SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA
                      (In Millions, Except Per Share Data)

                                               Fiscal Year
                         ------------------------------------------------------------
                          Pro Forma
                            1998       1998      1997      1996      1995      1994
                         ----------- --------  --------  --------  --------  --------
                         (Unaudited)
Statement of Operations
 Data:
  Net sales.............  $2,279.6   $1,635.0  $1,557.5  $1,501.4  $1,448.7  $1,256.1
  Operating income......  $  187.7   $  203.8  $  130.2  $  194.8  $  181.1  $  169.1
  Income (loss) from
   continuing
   operations...........  $   36.5   $   62.5  $   15.8  $   47.8  $   46.8  $   26.5
  Basic earnings (loss)
   from continuing
   operations per share.  $   0.26   $   0.62  $   0.16  $   0.46  $   0.44  $   0.25
  Basic EPS--weighted-
   average common
   shares...............     139.1      101.1     101.6     104.8     104.9     105.5
  Cash dividends per
   share................             $   0.20  $   0.45  $   0.41  $   0.37  $   0.33
Other Financial data:
  EBITDA................  $  338.0   $  266.0  $  235.3  $  244.4  $  236.4  $  190.0
  Cash provided by (used
   in):
  Operating activities..  $  230.8   $  169.8  $  152.9  $  145.9  $  116.8  $  126.7
  Investing activities..  $  (66.7)  $  283.8  $  (85.6) $  (32.4) $ (182.4) $  (67.8)
  Financing activities..  $  (61.4)  $ (349.2) $ (136.4) $ (113.3) $   61.2  $ (102.0)
  Capital expenditures..  $  190.2   $  159.1  $   83.4  $   87.2  $  111.1  $   66.0
  Depreciation and
   amortization.........  $  155.1   $   77.7  $   73.8  $   75.2  $   70.6  $   64.3
  Book value per share..  $   8.46   $   3.23  $   5.34  $   6.26  $   5.97  $   5.26
Balance Sheet Data (At
 Year End):
  Total assets..........  $2,907.9   $1,569.3  $2,029.7  $2,080.6  $2,050.5  $1,853.8
  Long-term debt........  $1,200.7   $  603.6  $  604.7  $  821.7  $  810.3  $  704.0

                          PEPSICO BOTTLING OPERATIONS
                    SELECTED COMBINED FINANCIAL INFORMATION

   The following selected combined financial information of the PepsiCo Bottling Operations should be read in conjunction with, and is qualified in its entirety by reference to, the combined financial statements and the related notes included in this prospectus supplement.

   Fiscal year 1994 consisted of 53 weeks. Normally, fiscal years consist of fifty-two weeks; however, because the fiscal year ends on the last Saturday in December, a week is added every 5 to 6 years. The fifty-third week increased net sales by $7.2 million and did not have a significant impact to net operating loss.

   EBITDA is computed as operating income plus the sum of depreciation and amortization expense. We have included information concerning EBITDA as we believe that it is useful to an investor in evaluating the PepsiCo Bottling Operations. The PepsiCo Bottling Operations have included information concerning EBITDA because this measure is widely used in the bottling industry to evaluate a company's operating performance and because it is used by certain investors as a measure of the PepsiCo Bottling Operation's ability to service potential debt. EBITDA is not required under GAAP and should not be considered an alternative to net income or any other measure of performance required by GAAP and should be read in conjunction with the combined statements of cash flows contained in the combined financial statements included elsewhere in this registration statement. EBITDA should also not be used as a measure of liquidity or cash flows under GAAP. In addition, the PepsiCo Bottling Operations' EBITDA may not be comparable to similar measures reported by other companies.

                                      As of and for the Fiscal Year Ended
                                      ----------------------------------------
                                       1998    1997    1996     1995    1994
                                      ------  ------  -------  ------  -------
                                      (In Millions, Except Per Case Data)
Statements of Operations
  Net sales.......................... $722.1  $703.7  $ 726.5  $733.8  $ 627.5
  Operating loss..................... $ (1.9) $(22.1) $ (37.9) $ (2.8) $  (4.9)
  Net loss........................... $(49.3) $(81.2) $ (86.3) $(57.0) $ (47.7)
Balance Sheets
  Total assets....................... $801.2  $857.1  $ 917.8  $931.2  $ 885.2
  Long-term debt..................... $  --   $  --   $   --   $  7.1  $   7.2
  Net investment by PepsiCo.......... $713.8  $746.8  $ 739.6  $703.2  $ 671.1
Other
  EBITDA............................. $ 62.1  $ 31.4  $  30.7  $ 59.7  $  43.5
  Net cash (used by) provided by
   operations........................ $  9.7  $ (0.9) $  11.6  $(24.3) $ (23.4)
  Net cash used by investing
   activities........................ $(51.6) $(53.3) $(102.4) $(85.5) $(128.9)
  Net cash provided by financing
   activities........................ $ 24.4  $ 67.6  $  96.0  $106.8  $ 156.5

                                USE OF PROCEEDS

   We currently intend to use the net proceeds from the sale of the notes to
(i) repay a portion of approximately $160.0 million of outstanding commercial paper, (ii) to purchase the operations and assets to be acquired from PepsiCo immediately after the merger for an aggregate of $176.0 million and (iii) to repurchase additional shares of Whitman/New Whitman common stock. The commercial paper currently bears interest at a weighted average rate of approximately 5.1% per annum.

                                 CAPITALIZATION

   The following table sets forth our consolidated capitalization at January 2, 1999, and as adjusted to give effect to (i) the anticipated transactions with PepsiCo, including (A) the sale by Pepsi General of its bottling operations and the respective assets and liabilities of the franchise territories located in Marion, Virginia, Princeton, West Virginia, and the St. Petersburg area of Russia to PepsiCo for an aggregate of $117.8 million, (B) the acquisition by New Whitman of the bottling operations and the respective assets and liabilities of the franchise territories located in Cleveland, Ohio, Dayton, Ohio, Indianapolis, Indiana, St. Louis, Missouri, southern Indiana, Hungary, the Czech Republic, Slovakia and a portion of Poland from PepsiCo for approximately 54 million shares of New Whitman common stock, $176.0 million in cash, $241.8 million of debt and the transfer of PepsiCo's 20% minority interest in Pepsi General and (C) the repurchase of up to 16 million shares of Whitman/New Whitman common stock, (ii) the offering of the notes and (iii) the application of the anticipated net proceeds from the sale of the notes.

                                                      January 2, As Adjusted at
                                                         1999    January 2, 1999
                                                      ---------- ---------------
   Cash and equivalents..............................  $  147.6     $  146.1
                                                       ========     ========
   Short-term debt...................................  $    --      $    --
                                                       ========     ========
   Long-term debt:
     Other long-term debt............................  $  603.6     $  900.7
     6.000% notes due 2004...........................       --         150.0
     6.375% notes due 2009...........................       --         150.0
                                                       --------     --------
       Total long-term debt..........................     603.6      1,200.7
   Minority Interest.................................     233.7          --
   Total shareholders' equity:
     Common stock....................................     499.8      1,633.8
     Retained income.................................      94.3        104.1
     Accumulated other comprehensive loss............      (8.6)        (8.6)
     Treasury stock..................................    (259.1)      (553.9)
                                                       --------     --------
       Total shareholders' equity....................     326.4      1,175.4
                                                       --------     --------
         Total capitalization........................  $1,163.7     $2,376.1
                                                       ========     ========

                      RATIOS OF EARNINGS TO FIXED CHARGES

   The ratios of earnings to fixed charges for Whitman are set forth below for the periods indicated.

                                                            For Fiscal Year
                                                        ------------------------
                                                        1998 1997 1996 1995 1994
                                                        ---- ---- ---- ---- ----
   Ratio of Earnings to Fixed Charges(1)............... 4.0x 1.9x 2.7x 2.5x 2.1x

--------
(1) The ratio of earnings to fixed charges for Whitman is defined as income before taxes and minority interest plus fixed charges, divided by fixed charges. Fixed charges include interest expense (including capitalized interest and amortization of debt issuance expense), preferred stock dividend requirements of the majority owned subsidiary, and the portion of rental expense which represents interest.

                            DESCRIPTION OF THE NOTES

   The following description of the particular terms of the notes offered hereby (referred to in the prospectus as the "debt securities") supplements, and, to the extent inconsistent, replaces, the description of the general terms and provisions of the securities set forth in the accompanying prospectus.

General

   The notes due 2004 will be limited to an aggregate principal amount of $150,000,000 and will mature on May 1, 2004. The notes due 2009 will be limited to an aggregate principal amount of $150,000,000 and will mature on May 1, 2009. We will issue the notes under an indenture dated as of January 15, 1993, between Whitman and The First National Bank of Chicago, as trustee, which is described more fully in the accompanying prospectus. We have summarized select portions of the indenture below. The summary is not complete and is qualified by reference to the indenture.

   The notes will bear interest from April 30, 1999 at the respective rates shown on the front cover of this prospectus supplement, payable semi-annually on May 1 and November 1 of each year commencing on November 1, 1999, to the person in whose name such note is registered at the close of business on the April 15 or October 15, as the case may be, immediately preceding such interest payment dates.

   The notes will be unsecured, senior debt of Whitman and will rank equally with all of our other unsecured and unsubordinated indebtedness. However, because Whitman is a holding company which conducts substantially all of its operations through subsidiaries, the right of Whitman, and hence the right of creditors of Whitman (including the holders of the notes), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Whitman itself as a creditor of the subsidiary may be recognized.

   Upon the consummation of the merger of Whitman into Heartland, New Whitman will assume all of Whitman's obligations under the indenture and the notes pursuant to a supplemental indenture. The form of supplemental indenture is included in our report on Form 8-K dated April 22, 1999 and incorporated by reference into this prospectus supplement. The offering and sale of the notes is not conditional upon the completion of the merger. The offering and sale of the notes due 2004 is not conditional on the offering and sale of the notes due 2009, and vice versa.

Redemption

   The notes will be redeemable, in whole or in part, at our option at any time. The redemption price for the notes due 2004 will equal the greater of:

  .  100% of the principal amount of the notes; and

  . the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 12.5 basis points.

   The redemption price for the notes due 2009 will equal the greater of:

  .  100% of the principal amount of the notes; and

  . the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points.

   We will also pay the accrued and unpaid interest on the notes to the redemption date.

   "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue for notes to be redeemed, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

   "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

   "Comparable Treasury Price" means, with respect to any redemption date, (i) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day before such redemption date, as published in the daily statistical release (or any successor release) by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not available or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date.

   "Reference Treasury Dealer" means Credit Suisse First Boston Corporation, Chase Securities Inc., Salomon Smith Barney Inc., Banc One Capital Markets, Inc. and NationsBanc Montgomery Securities LLC and their respective successors. If any of the Reference Treasury Dealers ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we may substitute another Primary Treasury Dealer.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day before such redemption date.

Book-Entry, Delivery and Form

   The notes will be issued in book-entry form in the form of one or more fully registered global securities that will be deposited with the Depository Trust Company, New York, New York or its nominee. This means that we will not issue certificates to each holder. Each global security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred; except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

   Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC you may beneficially own notes held by DTC only through a participant.

   The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

   DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

   DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

   DTC is owned by a number of its participants and by the New York Stock Exchange, The American Stock Exchange and the National Association of Securities Dealers.

   Principal and interest payments will be wired to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

   It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

   So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee, as the case may be, will be considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture. Except as set forth in the next paragraph, owners of beneficial interests in a global security will not be entitled to have the notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture.

   We will issue notes in definitive form in exchange for the global securities if DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days or we determine not to require all of the notes to be represented by a global security.

   If we issue notes in definitive form in exchange for a global security, an owner of a beneficial interest in the global security will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of those notes in definitive form. Notes issued in definitive form will be issued in denominations of $1,000 and any multiple of $1,000 in excess thereof and will be issued in registered form only, without coupons.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in the underwriting agreement dated April 27, 1999, we have agreed to sell the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective principal amount of notes:

                                                       Principal    Principal
                                                       Amount of    Amount of
                                                       Notes Due    Notes Due
            Underwriter                                   2004         2009
            -----------                               ------------ ------------
      Credit Suisse First Boston Corporation......... $ 60,000,000 $ 60,000,000
      Chase Securities Inc...........................   33,750,000   33,750,000
      Salomon Smith Barney Inc.......................   33,750,000   33,750,000
      Banc One Capital Markets, Inc..................   11,250,000   11,250,000
      NationsBanc Montgomery Securities LLC..........   11,250,000   11,250,000
                                                      ------------ ------------
          Total...................................... $150,000,000 $150,000,000
                                                      ============ ============

   The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

   The underwriters have advised us that they propose to offer the notes initially at the respective public offering prices on the cover page of this prospectus supplement and to selling group members at that price less a concession of .35% and .40% of the principal amount per note due 2004 and note due 2009, respectively. The underwriters and selling group members may allow a discount of .25% of such principal per note on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount may be changed by the representative.

   We estimate that our out of pocket expenses for this offering will be approximately $350,000.

   The notes are a new issue of debt securities with no established trading market. The underwriters have advised us that one or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading markets for the notes will be.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect thereof.

   The underwriters have from time to time engaged or may in the future engage in transactions with and perform services for Whitman and its affiliates in the ordinary course of business.

   The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                    EXPERTS

   The consolidated financial statements of Whitman and subsidiaries as of the end of fiscal years 1998 and 1997 and for each of the fiscal years 1998, 1997 and 1996 incorporated by reference in this prospectus supplement have been audited by KPMG LLP, independent auditors, as indicated in their report, which is also incorporated by reference and those consolidated financial statements have been incorporated by reference in reliance upon the reports of said firm given upon their authority as experts in accounting and auditing.

   The combined financial statements of the PepsiCo Bottling Operations, as of December 26, 1998 and December 27, 1997 and for each of the years in the three-year period ended December 26, 1998 included in this prospectus supplement have been audited by KPMG LLP, independent auditors, as indicated in their report, and are included in reliance upon the reports of said firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

NEW WHITMAN UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction..............................................................  F-2
Pro Forma Combined Balance Sheet--Fiscal Year End 1998....................  F-3
Pro Forma Combined Statement of Operations--Fiscal Year 1998..............  F-4
Notes to Pro Forma Combined Financial Information.........................  F-5

PEPSICO BOTTLING OPERATIONS COMBINED FINANCIAL STATEMENTS
Report of Independent Auditors............................................  F-9
Combined Statements of Operations--Fiscal Years Ended December 26, 1998,
 December 27, 1997 and December 28, 1996.................................. F-10
Combined Statements of Cash Flows--Fiscal Years Ended December 26, 1998,
 December 27, 1997 and December 28, 1996.................................. F-11
Combined Balance Sheets--December 26, 1998 and December 27, 1997.......... F-12
Combined Statements of Shareholder's Equity and Accumulated Other
 Comprehensive Loss--Fiscal Years Ended December 26, 1998, December 27,
 1997 and December 28, 1996............................................... F-13
Notes to Combined Financial Statements.................................... F-14

                                  NEW WHITMAN

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

   The unaudited pro forma combined financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes of Whitman contained in Whitman's 1998 Form 10-K/A. Information about the franchise territories acquired from PepsiCo should be read in conjunction with the selected combined financial information and the information included under the caption "Management's Discussion and Analysis of Operations, Cash Flows and Liquidity and Capital Resources of the PepsiCo Bottling Operations" appearing on pages 60 to 65 of our proxy statement dated April 19, 1999, which is incorporated by reference into this prospectus supplement and the combined financial statements of the PepsiCo Bottling Operations appearing on pages F-9 to F-24.

   The pro forma combined balance sheet gives effect to the following items assuming they occurred as of Whitman's 1998 fiscal year end:

  . The sale by Pepsi General of its bottling operations and the respective assets and liabilities of the franchise territories located in Marion, Virginia, Princeton, West Virginia, and the St. Petersburg area of Russia to PepsiCo in exchange for $117.8 million.

  . The acquisition by New Whitman of the bottling operations and the respective assets and liabilities of the franchise territories located in Cleveland, Ohio, Dayton, Ohio, Indianapolis, Indiana, St. Louis, Missouri, southern Indiana, Hungary, the Czech Republic, Slovakia and the balance of Poland, referred to as the PepsiCo Bottling Operations, from PepsiCo for 54 million shares of New Whitman common stock, $176.0 million in cash, $241.8 million of debt and the transfer of PepsiCo's 20% minority interest in Pepsi General.

  . The repurchase of up to 16 million shares, or $400 million of common stock, whichever is less, of Whitman/New Whitman common stock.

   The pro forma combined statement of operations gives effect to the following transactions assuming they occurred at the beginning of Whitman's 1998 fiscal year:

  . The sale by Pepsi General of its bottling operations and the respective assets and liabilities of the franchise territories located in Marion, Virginia, Princeton, West Virginia, and the St. Petersburg area of Russia to PepsiCo and removal of their respective 1998 operating results.

  . The acquisition by New Whitman of the PepsiCo Bottling Operations from PepsiCo and the inclusion of their respective 1998 operating results, including amortization of goodwill associated with the purchase.

  . The recognition of interest and debt issuance costs associated with debt incurred in the acquisition of the PepsiCo Bottling Operations from PepsiCo and debt incurred related to the repurchase of 16 million shares of Whitman/New Whitman common stock.

  . The elimination of interest expense allocated to the PepsiCo Bottling Operations by PepsiCo on debt that will not be assumed by New Whitman.

  . The elimination of corporate charges paid to PepsiCo by Pepsi General, which by agreement will not continue.

  .  The elimination of PepsiCo's 20% minority interest in Pepsi General.

   The acquisition of the PepsiCo Bottling Operations territories is accounted for under the purchase method. Pro forma earnings per share is based upon an assumed 139.1 million shares outstanding after completing all transactions.

                                  NEW WHITMAN

                        PRO FORMA COMBINED BALANCE SHEET
                          (Unaudited and in Millions)

                                            Fiscal Year End 1998
                          ------------------------------------------------------------
                                                    Pepsico
                                         Pepsi     Bottling
                                        General   Operations
                            Whitman    Franchise   Franchise                    New
                          Corporation Territories Territories  Pro Forma      Whitman
                          as Reported   Sold(A)    Acquired   Adjustments    Pro Forma
                          ----------- ----------- ----------- -----------    ---------
ASSETS:
Current assets:
  Cash and equivalents..   $  147.6     $  (1.5)    $  6.1     $   (6.1)(C)  $  146.1
  Receivables, net......      170.7        (8.8)      74.4          --          236.3
  Inventories...........       80.0        (6.8)      29.3          --          102.5
  Other current assets..       30.8        (0.9)       5.2          --           35.1
                           --------     -------     ------     --------      --------
    Total current
     assets.............      429.1       (18.0)     115.0         (6.1)        520.0
                           --------     -------     ------     --------      --------
Investments.............      160.0         --        37.2          --          197.2
Property, net...........      499.3       (46.4)     274.0         23.4 (C)     750.3
Intangibles, net........      447.0       (49.4)     370.0       (370.0)(C)
                                                                1,005.3 (C)   1,402.9
Other assets............       33.9        (1.4)       5.0          --           37.5
                           --------     -------     ------     --------      --------
    Total assets........   $1,569.3     $(115.2)    $801.2     $  652.6      $2,907.9
                           ========     =======     ======     ========      ========
LIABILITIES AND EQUITY:
Current liabilities:
  Short-term debt.......   $    --      $   --      $ 22.8     $  (22.8)(C)  $    --
  Other current
   liabilities..........      233.2        (7.9)      92.9          1.9 (B)
                                                                   18.7 (C)     338.8
                           --------     -------     ------     --------      --------
    Total current
     liabilities........      233.2        (7.9)     115.7         (2.2)        338.8
                           --------     -------     ------     --------      --------
Long-term debt..........      603.6         --         --        (115.5)(B)
                                                                  417.8 (C)
                                                                  294.8 (D)   1,200.7
Deferred income taxes...       99.1        (2.7)       9.5          --          105.9
Other liabilities.......       73.3        (0.8)      14.6          --           87.1
Minority interest.......      233.7         --         --        (233.7)(C)       --
Net equity of operations
 to be sold.............        --       (103.8)       --         103.8 (B)       --
Shareholders' equity....      326.4         --       661.4          9.8 (B)
                                                                 (661.4)(C)
                                                                1,134.0 (C)
                                                                 (294.8)(D)   1,175.4
                           --------     -------     ------     --------      --------
    Total liabilities
     and equity.........   $1,569.3     $(115.2)    $801.2     $  652.6      $2,907.9
                           ========     =======     ======     ========      ========

      See accompanying notes to pro forma combined financial information.

                                  NEW WHITMAN

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
               (Unaudited and in Millions, Except Per Share Data)

                                             Fiscal Year 1998
                         ----------------------------------------------------------
                                                   PepsiCo
                                        Pepsi     Bottling
                                       General   Operations
                           Whitman    Franchise   Franchise                  New
                         Corporation Territories Territories  Pro Forma    Whitman
                         as Reported    Sold      Acquired   Adjustments  Pro Forma
                         ----------- ----------- ----------- -----------  ---------
Sales...................  $1,635.0     $(77.5)     $722.1       $ --      $2,279.6
Cost of goods sold......   1,024.5      (52.6)      440.2        (0.1)(F)  1,412.0
                          --------     ------      ------       -----     --------
  Gross profit..........     610.5      (24.9)      281.9         0.1        867.6
Selling, general and
 administrative
 expenses...............     391.1      (21.7)      249.9         --  (E)
                                                                  1.8 (F)    621.1
Allocated division and
 PepsiCo corporate
 costs..................       --         --         19.7         --  (E)     19.7
Amortization expense....      15.6       (1.6)       14.2       (14.2)(G)
                                                                 25.1 (G)     39.1
                          --------     ------      ------       -----     --------
  Operating income
   (loss)...............     203.8       (1.6)       (1.9)      (12.6)       187.7
Interest expense, net...     (36.1)       1.8        (4.8)      (37.0)(H)
                                                                  4.8 (I)    (71.3)
Interest expense
 allocated by PepsiCo...       --         --        (46.1)       46.1 (I)      --
Other expense, net......     (15.5)       2.3        (0.8)        9.2 (J)     (4.8)
                          --------     ------      ------       -----     --------
  Income (loss) before
   income taxes.........     152.2        2.5       (53.6)       10.5        111.6
Income taxes............      69.7        1.1        (4.3)        8.6 (K)     75.1
                          --------     ------      ------       -----     --------
  Income (loss) from
   continuing operations
   before minority
   interest.............      82.5        1.4       (49.3)        1.9         36.5
Minority interest.......      20.0        0.3         --        (20.3)(L)      --
                          --------     ------      ------       -----     --------
Income (loss) from
 continuing operations..  $   62.5     $  1.1      $(49.3)      $22.2     $   36.5
                          ========     ======      ======       =====     ========
Weighted Average Common
 Shares:
Basic...................     101.1                               38.0 (M)    139.1
Incremental effect of
 stock options..........       1.8                                --           1.8
                          --------                              -----     --------
Diluted.................     102.9                               38.0        140.9
                          ========                              =====     ========
Income from Continuing
 Operations Per Share:
Basic...................  $   0.62                                        $   0.26
Diluted.................  $   0.61                                        $   0.26

      See accompanying notes to pro forma combined financial information.

                                  NEW WHITMAN

               NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION

(A) To record the removal of the net equity of the franchise territories to be sold.

(B) To record the sale of Pepsi General franchise territories to PepsiCo by removing the net equity of the franchise territories to be sold and adjusting for the following:

  . The reduction of Whitman debt by $115.5 million, using the sale proceeds of $117.8 million reduced by transaction costs of $2.3 million. Cash proceeds from the sale will be used immediately to repay existing borrowings.

  . The increase in shareholders' equity, resulting from the gain on the sale of the franchise territories estimated to be $9.8 million, after tax.

   The consideration to be received from PepsiCo is subject to adjustments based on changes in the working capital accounts of the franchise territories sold. However, such adjustments are not expected to be significant. The gain on sale has not been reflected in the pro forma combined statement of operations for fiscal year 1998. Instead, the actual gain on sale will be recorded at the time of the sale in fiscal 1999.

(C) To record the transactions related to the acquisition of the PepsiCo Bottling Operations franchise territories and the minority interest in Pepsi General previously held by PepsiCo, as follows (in millions):

   Acquisition costs:
     Issuance of 54 million shares of common stock................... $1,134.0
     Issuance of long-term debt......................................    417.8
     Accrual of estimated transaction costs..........................     18.7
                                                                      --------
       Total acquisition costs.......................................  1,570.5
                                                                      --------
   Allocation of acquisition costs:
     Net assets of the PepsiCo Bottling Operations franchise
      territories....................................................    661.4
     Less: intangible assets of the PepsiCo Bottling Operations
      franchise territories..........................................   (370.0)
                                                                      --------
       Net tangible assets of the PepsiCo Bottling Operations
        franchise territories........................................    291.4
     Recorded value of PepsiCo's minority interest in Pepsi General..    233.7
     Payoff by PepsiCo of short-term debt of the PepsiCo Bottling
      Operations franchise territories...............................     22.8
   Less: cash balances of the PepsiCo Bottling Operations franchise
    territories remaining with PepsiCo...............................     (6.1)
                                                                      --------
       Total allocation of acquisition costs.........................    541.8
                                                                      --------
   Excess of acquisition costs over recorded values of assets and liabilities...................................................... $1,028.7
                                                                      ========
   Allocation of acquisition costs over recorded values:
     Fair value of property in excess of its recorded value, net..... $   23.4
     Intangible assets...............................................  1,005.3
                                                                      --------
       Total allocation of acquisition costs over recorded values.... $1,028.7
                                                                      ========

Additional information about the acquisition costs and allocation of those costs is as follows:

  . The shares to be issued by New Whitman were valued at $21 per share, based on the average closing market price of Whitman common stock as reported on the NYSE during the three-day period immediately before and after the January 25, 1999 announcement of the original merger agreement between Whitman and PepsiCo.

  . The long-term debt to be issued of $417.8 million will be used to make a cash payment of $176.0 million to PepsiCo payable when the transactions are closed and subsequent payments under notes payable to PepsiCo of $241.8 million.

  . The accrual of estimated transaction costs is primarily attributable to the $15.0 million financial advisory fee payable to Credit Suisse/First Boston with the remainder associated with legal, accounting and other advisory fees and expenses directly associated with the transaction. A portion of these fees and expenses have been allocated to the sale of the Pepsi General franchise territories.

  . The portion of the excess purchase cost allocated to property is based on preliminary appraisals. The allocation is subject to refinement when the final appraisals are completed after the transactions are closed. Whitman anticipates that the final appraisals will not differ significantly from the preliminary appraisals.

  . The remainder of the excess purchase cost has been allocated to intangibles, which are comprised of the franchise rights acquired and goodwill. No portion of the excess purchase cost has been allocated to the other assets acquired or liabilities assumed. Whitman believes that the fair values of those other assets and liabilities will approximate their carrying values.

  . The consideration to be paid to PepsiCo is subject to adjustments based on changes in the working capital accounts of the PepsiCo Bottling Operations franchise territories. However, such adjustments are not expected to be significant.

(D) To record the repurchase of 16 million shares of Whitman/New Whitman common stock, pursuant to the merger agreement, and to record the issuance of debt to finance the repurchases (in millions):

   Repurchase of 12.9 million shares through April 12, 1999............. $243.3
   Additional repurchases of 3.1 million shares.........................   51.5
                                                                         ------
     Debt issued to fund repurchases.................................... $294.8
                                                                         ======

   The merger agreement provides that during the 12 months following the closing of the merger, New Whitman will repurchase up to 16 million shares of New Whitman common stock. PepsiCo has agreed that shares repurchased by Whitman after February 5, 1999 and prior to the closing may be used to reduce New Whitman's repurchase obligation. New Whitman need not complete the remaining repurchases if the New Whitman board of directors determines in good faith that they are impractical or inadvisable.

   The repurchase cost of the remaining 3.1 million shares is based on an assumed average price of $16.62 per share, which approximates the average price of the shares repurchased in the five business days ending on April 7, 1999. An increase or decrease in the repurchase cost of $1 per share on the remaining 3.1 million shares would change the amount of debt issued to fund repurchases by $3.1 million. The change in debt would change pro forma interest expense by $0.2 million on an annual basis or $0.1 million after tax.

(E) Adjustments have not been made to give effect to the potential reduction in administrative expenses that may be realized by New Whitman due to facility consolidations and other cost savings initiatives, because the amount of such potential savings cannot be estimated with an adequate level of certainty.

(F) To adjust depreciation expense based on the preliminary appraisals of property, plant and equipment (Note C).

   The increase in depreciation expense is based upon the following adjustments to property, plant and equipment and estimated remaining useful lives:

                                                                     Range of
                                                       Adjustment  useful lives
                                                       ---------- --------------
  Land................................................   $ 0.9
  Buildings and improvements..........................    (0.8)   13 to 22 years
  Machinery and equipment.............................    23.3     1 to 14 years
                                                         -----
    Total.............................................    23.4
                                                         =====

(G) To reflect the amortization of intangible assets acquired, the following entries were made:

  . The elimination of amortization expense recorded by the PepsiCo Bottling Operations franchise territories.

  . The recording of $25.1 million of amortization expense on intangible assets of $1,005.3 million, related to the PepsiCo Bottling Operations franchise territories, using a forty-year amortization period. The principal factors considered in determining the use of a 40 year amortization period include: (1) the franchise agreements with PepsiCo are granted in perpetuity and provide the exclusive right to manufacture and sell PepsiCo branded products within the territories prescribed in the agreements, and (2) the existing and projected cash flows are adequate to support the carrying values of the intangible assets to be recorded.

(H) To record the net increase in interest expense based on the net increase in long-term debt, as follows (in millions):

   Debt incurred by New Whitman to fund payments to PepsiCo (Note C).. $ 417.8
   Debt incurred for share repurchases (Note D).......................   294.8
   Less: net cash proceeds from sale of Pepsi General franchise territories (Note B)..............................................  (115.5)
                                                                       -------
     Net increase in long-term debt................................... $ 597.1
                                                                       =======
   Interest at an assumed effective rate of 6.2%...................... $  37.0
                                                                       =======

  The effective interest rate assumed in the pro forma adjustment of 6.2 percent is based upon rates available to Whitman/New Whitman under its existing commercial paper program and rates expected through additional public debt offerings.

  A change in the interest rate of 1/8 of a percentage point would have the effect of changing interest expense $0.7 million or $0.4 million after tax.

(I) To eliminate the interest expense, net, of $4.8 million recorded by the PepsiCo Bottling Operations and interest expense of $46.1 million allocated by PepsiCo to the PepsiCo Bottling Operations. The underlying debt will not be assumed by New Whitman.

(J) To eliminate the corporate charge paid by Pepsi General to PepsiCo. Whitman and PepsiCo have agreed to terminate this charge once the transactions are closed.

(K) To record the estimated tax impact of the pro forma adjustments, using an incremental tax rate of 40%, determined as follows:

   Pretax income of pro forma adjustments................................ $10.5
   Plus: additional non-deductible intangible amortization...............  10.9
                                                                          -----
     Total...............................................................  21.4
   Incremental tax rate..................................................  X 40%
                                                                          -----
   Pro forma tax adjustment.............................................. $ 8.6
                                                                          =====

(L) To eliminate PepsiCo's 20% minority interest in the earnings of Pepsi General, due to the transfer of that minority interest to New Whitman.

(M) To record the net increase in weighted average common shares outstanding, giving effect to the issuance of 54 million shares to PepsiCo (Note C) less the 16 million shares to be acquired pursuant to the merger agreement (Note
    D).

EBITDA is defined as income before income taxes plus the sum of interest, depreciation and amortization. Information concerning EBITDA has been included below because it is expected to be used by some investors as a measure of operating performance and of the ability to service potential debt. EBITDA is not required by GAAP and, accordingly, should not be considered an alternative to income from continuing operations or any other measure of performance required by GAAP. It also should not be used as a measure of cash flow or liquidity under GAAP. Following is a summary of historical and pro forma EBITDA, and depreciation and amortization for 1998 (in millions):

                                                                    Depreciation
                                                                        and
                                                            EBITDA  Amortization
                                                            ------  ------------
Whitman Corporation as reported............................ $266.0     $ 77.7
Pepsi General franchise territories sold...................   (5.3)      (6.0)
PepsiCo Bottling Operations franchise territories..........   62.1       64.8
Pro forma adjustments......................................   15.2       18.6
                                                            ------     ------
New Whitman--pro forma basis............................... $338.0     $155.1
                                                            ======     ======

                          PEPSICO BOTTLING OPERATIONS

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders of
PepsiCo, Inc.:

   We have audited the accompanying combined balance sheets of PepsiCo Bottling Operations ("PBO") as of December 26, 1998 and December 27, 1997 and the related combined statements of operations, cash flows and shareholder's equity and accumulated other comprehensive loss for each of the years in the three-year period ended December 26, 1998. These combined financial statements are the responsibility of PBO's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of PBO as of December 26, 1998 and December 27, 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 26, 1998, in conformity with generally accepted accounting principles.

                                          KPMG LLP

New York, New York
February 19, 1999

                          PEPSICO BOTTLING OPERATIONS

                       COMBINED STATEMENTS OF OPERATIONS

 Fiscal Years Ended December 26, 1998, December 27, 1997 and December 28, 1996

                                                         1998    1997    1996
                                                        ------  ------  ------
                                                           (In Millions)
Net Sales
  United States........................................ $541.9  $517.4  $507.0
  Central Europe.......................................  180.2   186.3   219.5
                                                        ------  ------  ------
                                                         722.1   703.7   726.5
                                                        ------  ------  ------
Cost of Sales
  United States........................................  321.3   304.2   300.2
  Central Europe.......................................  118.9   126.3   148.7
                                                        ------  ------  ------
                                                         440.2   430.5   448.9
                                                        ------  ------  ------
Gross Profit...........................................  281.9   273.2   277.6
Selling, Delivery and Administrative Expenses
  United States........................................  171.6   170.9   169.9
  Central Europe.......................................   92.5   104.6   126.8
  Allocated division and PepsiCo corporate costs.......   19.7    19.8    18.8
                                                        ------  ------  ------
                                                         283.8   295.3   315.5
                                                        ------  ------  ------
Operating Loss.........................................   (1.9)  (22.1)  (37.9)
Other Expense
  Interest expense:
    External...........................................    4.8     5.1     7.7
    PepsiCo allocation.................................   46.1    46.6    48.1
                                                        ------  ------  ------
                                                          50.9    51.7    55.8
  Foreign exchange losses..............................    0.8    14.4     1.9
                                                        ------  ------  ------
      Total other expense..............................   51.7    66.1    57.7
                                                        ------  ------  ------
Loss Before Income Taxes...............................  (53.6)  (88.2)  (95.6)
  Income tax benefit...................................    4.3     7.0     9.3
                                                        ------  ------  ------
Net Loss............................................... $(49.3) $(81.2) $(86.3)
                                                        ======  ======  ======

            See accompanying Notes to Combined Financial Statements.

                          PEPSICO BOTTLING OPERATIONS

                       COMBINED STATEMENTS OF CASH FLOWS

 Fiscal Years Ended December 26, 1998, December 27, 1997 and December 28, 1996

                                                        1998    1997    1996
                                                       ------  ------  -------
                                                           (In Millions)
Cash Flows--Operations
Net loss.............................................  $(49.3) $(81.2) $ (86.3)
Adjustments to reconcile net loss to net cash
 provided by (used for) operating activities:
  Depreciation.......................................    50.6    53.5     55.9
  Amortization.......................................    14.2    14.4     14.6
  Deferred income taxes..............................    (4.3)   (7.0)    (9.3)
  Other noncash charges and credits, net.............     --      5.4      --
  Equity in (income) loss of affiliate...............    (2.8)   (4.9)     9.4
  Changes in operating working capital:
    Trade accounts receivable, net...................    (4.7)    5.6      8.9
    Inventories......................................     0.8     5.6     10.4
    Prepaid expenses and other current assets........     2.8     0.5      5.8
    Accounts payable and other current liabilities...    (2.7)    7.7      8.3
    Trade accounts payable to PepsiCo................     5.1    (0.5)    (6.1)
                                                       ------  ------  -------
  Net change in operating working capital............     1.3    18.9     27.3
                                                       ------  ------  -------
Net Cash Provided by (Used for) Operations...........     9.7    (0.9)    11.6
                                                       ------  ------  -------
Cash Flows--Investing Activities
Capital expenditures.................................   (54.8)  (57.6)  (108.7)
Investments in and advances to affiliates............     --     (1.4)    (7.9)
Proceeds from sales of property, plant and equipment.     5.4     6.3      9.8
Other, net...........................................    (2.2)   (0.6)     4.4
                                                       ------  ------  -------
Net Cash Used for Investing Activities...............   (51.6)  (53.3)  (102.4)
                                                       ------  ------  -------
Cash Flows--Financing Activities
Short-term borrowings--three months or less, net.....     7.5   (22.9)   (30.8)
Proceeds from issuance of long-term debt.............     --      --       4.0
Payments on long-term debt...........................     --    (10.5)    (0.6)
Net investment by PepsiCo............................    16.9   101.0    123.4
                                                       ------  ------  -------
Net Cash Provided by Financing Activities............    24.4    67.6     96.0
                                                       ------  ------  -------
Effect of Exchange Rate Changes on Cash and Cash
 Equivalents.........................................     0.4    (1.8)    (0.5)
                                                       ------  ------  -------
Net Increase/(Decrease) in Cash and Cash Equivalents.   (17.1)   11.6      4.7
Cash and Cash Equivalents--Beginning of Year.........    23.2    11.6      6.9
                                                       ------  ------  -------
Cash and Cash Equivalents--End of Year...............  $  6.1  $ 23.2  $  11.6
                                                       ======  ======  =======

            See accompanying Notes to Combined Financial Statements.

                          PEPSICO BOTTLING OPERATIONS

                            COMBINED BALANCE SHEETS

                    December 26, 1998 and December 27, 1997

                                                                 1998    1997
                                                                ------  ------
                                                                (In Millions)
ASSETS
Current Assets
Cash and cash equivalents...................................... $  6.1  $ 23.2
Trade accounts receivable, less allowance of $5.1 and $4.7 in
 1998 and 1997, respectively...................................   74.4    70.0
Inventories....................................................   29.3    29.5
Prepaid expenses and other current assets......................    5.2     6.6
                                                                ------  ------
    Total Current Assets.......................................  115.0   129.3
Property, plant and equipment, net.............................  274.0   271.3
Intangible assets, net.........................................  370.0   418.7
Other assets...................................................   42.2    37.8
                                                                ------  ------
    Total Assets............................................... $801.2  $857.1
                                                                ======  ======
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable and other current liabilities................. $ 87.1  $122.6
Short-term borrowings..........................................   22.8    15.6
Trade accounts payable to PepsiCo..............................    5.8     2.3
                                                                ------  ------
    Total Current Liabilities..................................  115.7   140.5
Other liabilities..............................................   14.6    11.6
Deferred income taxes..........................................    9.5    13.8
                                                                ------  ------
    Total Liabilities..........................................  139.8   165.9
                                                                ------  ------
Shareholder's Equity
Net investment by PepsiCo......................................  713.8   746.8
Accumulated other comprehensive loss...........................  (52.4)  (55.6)
                                                                ------  ------
    Total Shareholder's Equity.................................  661.4   691.2
                                                                ------  ------
    Total Liabilities and Shareholder's Equity................. $801.2  $857.1
                                                                ======  ======


            See accompanying Notes to Combined Financial Statements.

                          PEPSICO BOTTLING OPERATIONS

                  COMBINED STATEMENTS OF SHAREHOLDER'S EQUITY
                    AND ACCUMULATED OTHER COMPREHENSIVE LOSS

            Fiscal Years Ended December 26, 1998, December 27, 1997
                             and December 28, 1996

                                                                    Accumulated
                                              Total        Net         Other
                                          Shareholder's Investment Comprehensive
                                             Equity     by Pepsico     Loss
                                          ------------- ---------- -------------
                                                      (In Millions)
Balance at December 30, 1995.............    $676.6       $703.2      $(26.6)
Comprehensive loss:
  Net loss...............................     (86.3)       (86.3)
  Currency translation adjustment........     (13.2)                   (13.2)
                                             ------
Total comprehensive loss.................     (99.5)
                                             ------
Net investment by PepsiCo................     122.7        122.7
                                             ------       ------      ------
Balance at December 28, 1996.............    $699.8       $739.6      $(39.8)
Comprehensive loss:
  Net loss...............................     (81.2)       (81.2)
  Currency translation adjustment........     (15.8)                   (15.8)
                                             ------
Total comprehensive loss.................     (97.0)
                                             ------
Net investment by PepsiCo................      88.4         88.4
                                             ------       ------      ------
Balance at December 27, 1997.............    $691.2       $746.8      $(55.6)
Comprehensive loss:
  Net loss...............................     (49.3)       (49.3)
  Currency translation adjustment........       3.2                      3.2
                                             ------
Total comprehensive loss.................     (46.1)
                                             ------
Net investment by PepsiCo................      16.3         16.3
                                             ------       ------      ------
Balance at December 26, 1998.............    $661.4       $713.8      $(52.4)
                                             ======       ======      ======


            See accompanying Notes to Combined Financial Statements.

                          PEPSICO BOTTLING OPERATIONS

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                         (Tabular Dollars in Millions)

Note 1--Business Description

   The accompanying financial statements reflect the combined results of operations, cash flows and net assets of certain direct and indirect wholly-owned bottling operations of PepsiCo, Inc. ("PepsiCo"). These bottling operations (herein referred to as "PepsiCo Bottling Operations" or "PBO") present the carved-out operating results and financial position of PepsiCo's bottling operations predominantly located in the midwestern part of the United States (the "Heartland") and in certain countries in Central Europe: the Czech Republic, Slovakia, Poland and Hungary. The financial information in these financial statements is not necessarily indicative of results that would have been obtained if PBO had been a separate stand-alone entity.

   PBO produces and distributes Pepsi, Diet Pepsi, Mountain Dew and other brands of carbonated soft drinks and other non-alcoholic beverages. Approximately 88% of PBO's 1998 net sales were derived from the distribution of PepsiCo products.

Note 2--Summary of Significant Accounting Policies

   The preparation of Combined Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

 Basis of Presentation

   The accompanying Combined Financial Statements include the results of operations and assets and liabilities directly related to PBO operations. All intercompany amounts and transactions have been eliminated in combination.

   PBO was allocated $19.7 million, $19.8 million and $18.8 million of overhead costs related to divisional headquarters and PepsiCo corporate administrative functions in 1998, 1997 and 1996, respectively. The allocations were based on the specific identification of administrative costs where practicable and, to the extent that specific identification was not practicable, based upon PBO's sales volume as a percentage of PepsiCo's related total sales volume. Such allocated costs are included in selling, delivery and administrative expenses in the Combined Statements of Operations. Management believes that such allocation methodology is reasonable. The expenses allocated to PBO for these services are not necessarily indicative of the expenses that would have been incurred if PBO had been a separate stand-alone entity.

   PBO's operations have been financed through its operating cash flows and net investment by PepsiCo. PBO's interest expense includes an allocation of PepsiCo's interest expense based on PepsiCo's weighted average interest rate applied to the average balance of net investment by PepsiCo to PBO. PBO was allocated $46.1 million, $46.6 million and $48.1 million of interest expense reflecting PepsiCo's average interest rates of 6.4%, 6.2% and 6.2% in 1998, 1997 and 1996, respectively. The interest expense is not necessarily indicative of interest costs that would have been incurred if PBO had been a separate independent entity.

   Deferred taxes result from temporary differences between the financial bases and tax bases of PBO's assets and liabilities. Deferred tax assets and liabilities are adjusted for changes in tax rates and tax laws in the period that such changes are enacted. Gross potential deferred tax assets are reduced by a valuation allowance to the extent that it is not "more likely than not" that such deferred tax assets will be realized.

   Historically, PBO results have been included in the consolidated income tax returns of PepsiCo. PepsiCo manages its tax position on a consolidated basis which takes into account the results of all of its businesses and

                          PEPSICO BOTTLING OPERATIONS
global tax strategies. The income taxes in the Combined Financial Statements are computed as if PBO had actually filed separate tax returns and as such, do not include the tax benefits that may have been recognized by PepsiCo by utilizing global tax strategies.

   Income taxes payable or receivable and allocations from PepsiCo of corporate overhead and interest costs have been deemed to have been paid by PBO to PepsiCo, in cash, in the period in which the cost was incurred or the income taxes were recorded. Cash paid for external interest was $4.8 million, $5.1 million and $7.7 million, for 1998, 1997 and 1996, respectively. There were no cash payments made for income taxes in 1998, 1997 and 1996.

 Fiscal Year

   PBO's fiscal year ends on the last Saturday in December and, as a result, a fifty-third week is added every five or six years. The fiscal years ending 1998, 1997 and 1996 each consisted of fifty-two weeks.

 Revenue Recognition

   PBO recognizes revenue when goods are delivered to customers. Sales terms generally do not allow a right of return.

 Advertising and Marketing Costs

   PBO is involved in a variety of programs to promote its products. Advertising and marketing costs included in selling, delivery and administrative expenses are expensed in the year incurred. Advertising and marketing costs were $38.5 million, $39.7 million and $38.9 million, in 1998, 1997 and 1996, respectively.

 Bottler Incentives

   PepsiCo and other brand owners, at their sole discretion, provide PBO with various forms of marketing support. This marketing support covers a variety of programs and initiatives, including direct marketplace support, capital equipment funding and shared media and advertising support. Based on the objectives of the programs and initiatives, marketing support is recorded as an adjustment to net sales or a reduction of selling, delivery and administrative expenses. Direct marketplace support is primarily funding by PepsiCo and other brand owners of sales discounts and similar programs and is recorded as an adjustment to net sales. Capital equipment funding is designed to support the purchase and placement of marketing equipment and is recorded within selling, delivery and administrative expenses. Shared media and advertising support is recorded as a reduction to advertising and marketing expense within selling, delivery and administrative expenses. There are no conditions or other requirements which could result in a repayment of any support payments received by PBO.

   The total amount of bottler incentives received from PepsiCo and other brand owners in the form of marketing support amounted to $51 million, $56 million, and $59 million for 1998, 1997 and 1996, respectively. Of these amounts, $15 million, $15 million and $15 million for 1998, 1997 and 1996 were recorded in net sales and the remainder was recorded in selling, delivery and administrative expenses. The amount of bottler incentives received from PepsiCo was approximately 97% of total bottler incentives in each of the three years, with the balance received from the other brand owners.

 Stock-Based Employee Compensation

   PBO measures stock-based compensation cost in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and its related interpretations. PepsiCo's policy is to grant stock options at fair market value at the date of grant.

                          PEPSICO BOTTLING OPERATIONS

 Derivative Financial Instruments

   PBO did not utilize any derivative financial instruments during 1998, 1997 and 1996.

 Cash Equivalents

   Cash equivalents represent funds temporarily invested with original maturities not exceeding three months.

 Inventories

   Inventories are valued at the lower of cost (computed on the first-in, first-out method) or net realizable value.

 Property, Plant and Equipment

   Property, plant and equipment ("PP&E") is stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows: 20 to 33 years for buildings and improvements and 3 to 10 years for machinery and equipment.

 Intangible Assets

   Intangible assets, which are primarily franchise rights and goodwill are both amortized on a straight-line basis over a period of generally 40 years.

 Recoverability of Long-Lived Assets

   PBO reviews all long-lived assets, including intangible assets, when facts and circumstances indicate that the carrying value of the asset may not be recoverable.

   An impaired asset is written down to its estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

 Foreign Currency Transactions

   Foreign exchange gains and losses reflect (1) transaction gains and losses and (2) when a country is considered highly inflationary, the translation gains and losses arising from the remeasurement into United States dollars of the net monetary assets of the businesses in that country. Transaction gains and losses arise from foreign exchange differences on monetary assets and liabilities that are denominated in currencies other than the business' functional currency. Amounts recorded as transaction losses were $0.8 million, $12.2 million and $0.2 million in 1998, 1997 and 1996, respectively. Poland was considered a highly inflationary economy in 1996 and 1997, and accordingly, translation losses from the remeasurement into United States dollars of the net monetary assets related to Poland were $2.2 million and $1.7 million in 1997 and 1996, respectively.

 New Accounting Standards

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for the reporting and display of net income and other gains and losses affecting shareholders' equity that are

                          PEPSICO BOTTLING OPERATIONS
excluded from net income. The only components of other comprehensive loss are net loss and the foreign currency translation component of shareholder's equity. These financial statements reflect the adoption of SFAS 130. Other items of comprehensive income or loss are reported in the Combined Statements of Shareholder's Equity and Accumulated Other Comprehensive Loss.

   In June 1997, the FASB issued Statement of Financial Accounting Standard 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS 131 requires that the definition of operating segments align with the measurements used internally to assess performance. SFAS 131 is a disclosure standard and its adoption will not impact PBO's financial condition or results of operations. These financial statements reflect the adoption of SFAS 131.

   In June 1998, the FASB issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. PBO is currently assessing the effects of adopting SFAS 133, and has not yet made a determination of the impact of its financial position or results of operations. SFAS 133 will be effective for PBO's first quarter of fiscal year 2000.

Note 3--Inventories

                                                                  1998    1997
                                                                 ------  ------
Raw materials and supplies...................................... $ 13.3  $ 14.3
Finished goods..................................................   16.0    15.2
                                                                 ------  ------
                                                                  $29.3   $29.5
                                                                 ======  ======

Note 4--Property, Plant and Equipment, Net

                                                             1998      1997
                                                           --------  ---------
Land......................................................  $   7.9   $    7.6
Buildings and improvements................................     83.6       82.5
Machinery and equipment...................................    398.0      371.6
Other.....................................................     12.7        4.8
                                                           --------  ---------
                                                              502.2      466.5
Accumulated depreciation..................................  (228.2)    (195.2)
                                                           --------  ---------
                                                             $274.0     $271.3
                                                           ========  =========

                          PEPSICO BOTTLING OPERATIONS

Note 5--Intangible Assets, Net

                                                             1998       1997
                                                           --------   --------
Franchise rights and other identifiable intangibles.......  $ 384.4    $ 384.4
Goodwill..................................................    127.6      161.8
                                                              512.0      546.2
Accumulated amortization..................................   (142.0)    (127.5)
                                                           --------   --------
                                                             $370.0     $418.7
                                                           ========   ========

   Identifiable intangible assets principally arise from the allocation of the purchase price of businesses acquired and consist primarily of territorial franchise rights. Amounts assigned to such identifiable intangibles were based on their estimated fair value at the date of acquisition. Goodwill represents the residual purchase price after allocation to all identifiable net assets.

   In the fourth quarter of 1998, a disputed claim was settled with the Internal Revenue Service relating to the deductibility of the amortization of acquired franchise rights. The settlement resulted in the reduction of goodwill and income taxes payable by $34.0 million.

Note 6--Accounts Payable and Other Current Liabilities

                                                                   1998   1997
                                                                   ----- ------
Accounts payable.................................................. $30.6 $ 25.2
Income taxes......................................................   --    34.0
Accrued compensation and benefits.................................  16.5   15.0
Accrued advertising...............................................  15.1   19.0
Other current liabilities.........................................  24.9   29.4
                                                                   ----- ------
                                                                   $87.1 $122.6
                                                                   ===== ======

Note 7--Short-Term Borrowings

   Short-term borrowings on the Combined Balance Sheets primarily represent loans from financial institutions and bank overdrafts. Interest rates on these borrowings ranged from 4.0% to 18.2% in 1998 and between 4.0% to 24.3% in 1997.

Note 8--Pension Plans

   United States employees of PBO participate in PepsiCo sponsored noncontributory defined benefit pension plans which cover substantially all full-time salaried employees, as well as certain hourly employees. Benefits generally are based on years of service and compensation or stated amounts for each year of service. All plans but one are funded and contributions are made in amounts not less than minimum statutory funding requirements nor more than the maximum amount that can be deducted for United States income tax purposes.

   Net periodic United States pension expense allocated from PepsiCo's plans to PBO was $1.0 million in 1998, 1997 and 1996. There are no defined benefit pension plans for PBO's foreign operations.

Note 9--Financial Instruments and Risk Management

 Foreign Exchange Risk

   As currency exchange rates change, translation of the statements of operations of our international business into United States dollars affects year-over-year comparability. PBO has not historically hedged

                          PEPSICO BOTTLING OPERATIONS
translation risks because cash flows from international operations have generally been reinvested locally, nor historically has PBO entered into hedges to minimize the volatility of reported earnings.

 Fair Value of Financial Instruments

   The carrying amount of PBO's financial instruments approximates fair value due to the short maturity of PBO's financial instruments and since interest rates approximate fair value for long-term debt. PBO does not use any financial instruments for trading or speculative purposes.

Note 10--Employee Stock Option Plans

   PBO employees were granted stock options under PepsiCo's three long-term incentive plans--the SharePower Stock Option Plan ("SharePower"), the Long-Term Incentive Plan ("LTIP"), and the Stock Option Incentive Plan ("SOIP").

   Prior to 1997, SharePower options were granted annually to essentially all full-time employees. SharePower options generally become exercisable ratably over 5 years from the grant date and must be exercised within 10 years from the grant date. There were no SharePower options granted in 1997. All SharePower options granted in 1998 become exercisable in 3 years from the grant date and must be exercised within 10 years from the grant date.

   Most LTIP options were granted every other year to senior management employees. Most of these options become exercisable after 4 years and must be exercised within 10 years from the grant date. In addition, the LTIP allows for grants of performance share units ("PSUs"). The maximum value of a PSU is fixed at the value of a share of PepsiCo stock at the grant date and vests 4 years from the grant date. Payment of PSUs are made in cash and/or stock and the payment amount is determined based on the attainment of prescribed performance goals. There were no amounts expensed for PSUs for PBO employees.

   In 1998 the LTIP was modified. Under the revised program, executives are granted stock options which vest over a three-year period and must be exercised within 10 years from the grant date. In addition to these option grants, executives may receive an additional grant or cash based upon the achievement of PepsiCo performance objectives over three years. PBO accrues compensation expense for the cash portion of the LTIP grant.

   SOIP options are granted to middle-management employees and, prior to 1997, were granted annually. SOIP options are exercisable after one year and must be exercised within 10 years after their grant date. In 1998, the SOIP was combined with the LTIP.

                          PEPSICO BOTTLING OPERATIONS

   The amounts presented below represent options granted under PepsiCo employee stock option plans. The pro forma amounts below are not necessarily representative of the effects of stock-based awards on future pro forma net income because (1) future grants of employee stock options to PBO management may not be comparable to awards made to employees while PBO was a part of PepsiCo, and (2) the assumptions used to compute the fair value of any stock option awards may not be comparable to the PepsiCo assumptions used.

                                   1998                   1997                   1996
                          ---------------------- ---------------------- ----------------------
                                  Weighted Avg.          Weighted Avg.          Weighted Avg.
                          Options Exercise Price Options Exercise Price Options Exercise Price
                          ------- -------------- ------- -------------- ------- --------------
                                                 (Options in Thousands)
Outstanding at beginning
 of year................   1,872      $19.39      2,220      $20.35      2,298      $17.91
  Granted...............     613       36.50        --          --         331       33.31
  Exercised.............    (496)      17.88       (340)      16.16       (271)      15.11
  Forfeited.............     (81)      28.60       (141)      24.21       (138)      21.12
    PepsiCo
     modification(a)....     --          --         133         --         --          --
                           -----      ------      -----      ------      -----      ------
Outstanding at end of
 year...................   1,908      $24.87      1,872      $19.39      2,220      $20.35
                           =====      ======      =====      ======      =====      ======
Exercisable at end of
 year...................     991      $17.83      1,180      $16.85      1,089      $15.99
                           =====      ======      =====      ======      =====      ======
Weighted average fair
 value of options
 granted during the
 year...................              $ 9.71                 $  --                  $ 8.90
                                      ======                 ======                 ======

--------
(a) In 1997, PepsiCo spun off its restaurant businesses to its shareholders. Immediately following this spin-off, the number of options exercisable for PepsiCo capital stock was increased and their exercise prices were decreased to preserve the economic value of those options that existed just prior to the spin-off for the holders of PepsiCo stock options.

   Stock options outstanding at December 26, 1998:

                            Options Outstanding            Options Exercisable
                  --------------------------------------- ----------------------
                           Weighted Avg.
    Range of                 Remaining     Weighted Avg.          Weighted Avg.
 Exercise Price   Options Contractual Life Exercise Price Options Exercise Price
 --------------   ------- ---------------- -------------- ------- --------------
$ 8.17 to $16.37     563     3.77 years        $13.94       521       $13.90
$16.87 to $36.50   1,345     7.46              $29.43       470       $22.16
                   -----                                    ---
                   1,908     6.37              $24.87       991       $17.83
                   =====                                    ===

   PBO adopted the disclosure provisions of Statement of Financial Accounting Standards 123 "Accounting for Stock-Based Compensation," ("SFAS 123") but continues to measure stock-based compensation cost in accordance with APB Opinion No. 25 and its related interpretations. If PBO had measured compensation cost for the PepsiCo stock options granted to its employees in 1998, 1997 and 1996 under the fair value based method prescribed by SFAS 123, the net loss would have been changed to the pro forma amounts set forth below:

                                                          1998    1997    1996
                                                         ------  ------  ------
      Net loss:
        Reported........................................ $(49.3) $(81.2) $(86.3)
        Pro forma....................................... $(50.7) $(82.4) $(86.8)

                          PEPSICO BOTTLING OPERATIONS

   The fair value of PepsiCo stock options granted to PBO employees used to compute pro forma net income disclosures were estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions used by PepsiCo:

                                                          1998    1997    1996
                                                         ------- ------- -------
      Risk free interest rate...........................    4.7%    5.8%    6.0%
      Expected life..................................... 5 years 3 years 6 years
      Expected volatility...............................     23%     20%     20%
      Expected dividend yield...........................   1.14%   1.32%    1.5%

Note 11--Income Taxes

   The details of the income tax benefit are set forth below:

                                                            1998   1997   1996
                                                            -----  -----  -----
      Current:
        Federal............................................ $ --   $ --   $ --
        Foreign............................................   --     --     --
        State..............................................   --     --     --
                                                            -----  -----  -----
                                                            $ --   $ --   $ --
                                                            =====  =====  =====
      Deferred:
        Federal............................................ $(3.7) $(6.3) $(8.3)
        Foreign............................................   --     --     --
        State..............................................  (0.6)  (0.7)  (1.0)
                                                            -----  -----  -----
                                                            $(4.3) $(7.0) $(9.3)
                                                            =====  =====  =====

   United States and foreign loss before income taxes are set forth below:

                                                          1998    1997    1996
                                                         ------  ------  ------
      United States..................................... $(11.4) $(17.7) $(23.4)
      Foreign...........................................  (42.2)  (70.5)  (72.2)
                                                         ------  ------  ------
      Total.............................................  (53.6) $(88.2) $(95.6)
                                                         ======  ======  ======

   A reconciliation of income tax benefit calculated at the United States federal statutory rate to PBO's effective tax benefit rate is set forth below:

                                                           1998   1997   1996
                                                           -----  -----  -----
      Income tax benefit computed at the United States
       federal statutory rate.............................  35.0%  35.0%  35.0%
      State income tax, net of federal tax benefit........   0.7    0.5    0.7
      Effect of foreign tax rate differences..............  (9.0)  (5.6)  (5.6)
      Valuation allowance--foreign........................ (13.0) (18.3) (15.3)
      Nondeductible amortization of a portion of United
       States intangible assets...........................  (2.8)  (1.7)  (1.6)
      Nondeductible expenses..............................  (2.8)  (2.0)  (3.4)
                                                           -----  -----  -----
      Effective income tax benefit rate...................   8.1%   7.9%   9.8%
                                                           =====  =====  =====

                          PEPSICO BOTTLING OPERATIONS

   Deferred tax liabilities and assets are attributable to temporary differences between the financial statement bases and tax bases of certain assets and liabilities and to net operating loss carryforwards, as set forth below:

                                                                 1998    1997
                                                                ------  ------
      Intangible assets and property, plant and equipment...... $118.2  $106.5
      Other....................................................    3.2     2.8
                                                                ------  ------
      Gross deferred tax liabilities...........................  121.4   109.3
                                                                ------  ------
      Net operating loss carryforwards.........................  171.8   153.9
      Allowance for doubtful accounts..........................    1.2     1.1
      Various liabilities and other............................    4.3     7.0
                                                                ------  ------
      Gross deferred tax assets................................  177.3   162.0
      Deferred tax asset valuation allowance...................  (64.2)  (65.3)
      Net deferred tax assets..................................  113.1    96.7
                                                                ------  ------
      Net deferred income liability............................ $  8.3  $ 12.6
                                                                ======  ======
      Portion recorded in:
        Prepaid expenses and other current assets.............. $ (1.2) $ (1.2)
        Deferred income taxes..................................    9.5    13.8
                                                                ------  ------
                                                                $  8.3  $ 12.6
                                                                ======  ======

   Net operating loss carryforwards are primarily generated by allocations of interest and corporate overhead from PepsiCo as if PBO had operated on a stand-alone basis and had actually filed a separate income tax return. The valuation allowance related to deferred tax assets decreased by $1.1 million in 1998 primarily due to additions related to current year operating losses offset by temporary differences in a number of foreign and state jurisdictions.

   Net operating loss carryforwards totaling $125.7 million at year-end 1998 are available to reduce future taxes and are related to a number of foreign jurisdictions. These carryforwards expire at various times between 1999 and 2005.

Note 12--Transactions with PepsiCo

   PBO is a licensed producer and distributor of carbonated soft drinks and other non-alcoholic beverages on behalf of PepsiCo. In addition, PBO has the following relationships with PepsiCo.

   PBO purchases concentrate from PepsiCo to be used in the production of carbonated soft drinks and other non-alcoholic beverages.

   PepsiCo and PBO share a business objective of increasing availability and consumption of PepsiCo's brands. Accordingly, PepsiCo provides PBO with various forms of marketing support to promote PepsiCo's brands. This support covers a variety of programs and initiatives, including direct marketplace support, marketing programs, capital equipment funding and shared media and advertising expense. PepsiCo and PBO each record their share of the cost of marketing programs in their financial statements. Based on the objectives of the programs and initiatives, marketing support is recorded as an adjustment to net sales or a reduction of selling, delivery and administrative expense.

   PBO manufactures and distributes fountain products and provides fountain equipment service to PepsiCo customers in certain territories in accordance with the master bottling agreement. There are other products which PBO produces and/or distributes through various arrangements with PepsiCo or partners of PepsiCo.

                          PEPSICO BOTTLING OPERATIONS

PBO purchases finished goods and concentrate from the Lipton Tea Partnership and finished goods from the North American Coffee Partnership. PBO pays a royalty fee to PepsiCo for the use of the Aquafina trademark.

   PepsiCo provides certain administrative support to PBO, including collection of trade receivables, development and maintenance of information systems, and insurance coverage.

   The Combined Statements of Operations include the following income and (expense) transactions with PepsiCo:

                                                   1998      1997      1996
                                                  -------   -------   -------
      Net sales..................................  $ 13.9    $ 13.6    $ 13.4
      Cost of goods sold.........................  $(68.8)   $(66.3)   $(60.7)
      Selling, delivery and administrative
       expenses..................................  $ 43.2    $ 49.0    $ 51.8

   There are no minimum fees or payments that PBO is required to make to PepsiCo, nor is PBO obligated to PepsiCo under any minimum purchase requirements. There are no conditions or other requirements that could result in the repayment of any marketing support payments received by PBO from PepsiCo.

Note 13--Contingencies

   PBO is subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Management believes that the ultimate liability, if any, in excess of amounts already recognized arising from such claims or contingencies is not likely to have a material adverse effect on PBO's annual results of operations, financial condition or liquidity.

Note 14--Business Segments

   In 1998, PBO adopted Statement of Financial Accounting Standards No. 131 Disclosures about Segments of a Business Enterprise and Related Information. PBO operates in one industry segment which is the manufacture, sale and distribution of carbonated soft drinks and other ready-to-drink beverages. The prior year's segment information presented has been restated to present our two reportable operating segments which are based on geographic area: United States and Central Europe. The relevant measure of profitability that is used to evaluate the performance of the operating segments is operating profit before allocation of corporate overhead charges. There are no significant intra-segment transactions. Revenues are based upon the location of where product was sold.

                                                        1998     1997    1996
                                                       -------  ------  ------
      Net Sales
        United States................................. $ 541.9  $517.4  $507.0
        Central Europe................................   180.2   186.3   219.5
                                                       -------  ------  ------
                                                       $ 722.1  $703.7  $726.5
                                                       =======  ======  ======
      Operating profit (loss)
        United States................................. $  49.0  $ 42.3  $ 36.9
        United States allocated overhead..............   (14.0)  (13.4)  (12.2)
                                                       -------  ------  ------
                                                          35.0    28.9    24.7
        Central Europe................................   (31.2)  (44.6)  (56.0)
        Central Europe allocated overhead.............    (5.7)   (6.4)   (6.6)
                                                       -------  ------  ------
                                                        (36.9)   (51.0)  (62.6)
                                                       -------  ------  ------
                                                       $ (1.9)  $(22.1) $(37.9)
                                                       =======  ======  ======

                          PEPSICO BOTTLING OPERATIONS

                                                            1998   1997   1996
                                                           ------ ------ ------
      Amortization of Intangible Assets
        United States..................................... $ 13.9 $ 14.1 $ 14.1
        Central Europe....................................     .3     .3     .5
                                                           ------ ------ ------
                                                           $ 14.2 $ 14.4 $ 14.6
                                                           ====== ====== ======
      Depreciation Expense
        United States..................................... $ 22.7 $ 22.5 $ 22.8
        Central Europe....................................   27.9   31.0   33.1
                                                           ------ ------ ------
                                                           $ 50.6 $ 53.5 $ 55.9
                                                           ====== ====== ======
      Capital Spending
        United States..................................... $ 30.4 $ 25.6 $ 29.1
        Central Europe....................................   24.4   32.0   79.6
                                                           ------ ------ ------
                                                           $ 54.8 $ 57.6 $108.7
                                                           ====== ====== ======
      Total Assets
        United States..................................... $580.9 $619.6 $628.5
        Central Europe....................................  220.3  237.5  289.3
                                                           ------ ------ ------
                                                            801.2  857.1  917.8
                                                           ====== ====== ======
      Long-lived Assets
        United States..................................... $507.4 $548.4 $560.1
        Central Europe....................................  178.8  179.4  225.6
                                                           ------ ------ ------
                                                           $686.2 $727.8 $785.7
                                                           ====== ====== ======

   Other assets on the Combined Balance Sheets include a $37.2 million, $34.6 million and $28.3 million investment in a Polish joint venture at December 26, 1998, December 27, 1997 and December 28, 1996, respectively. PBO's equity income or loss in such joint venture was $2.8 million and $4.9 million equity income in 1998 and 1997 and $9.4 million equity loss in 1996.

Note 15--Subsequent Events (Unaudited)

   On January 25, 1999, the Board of Directors of Whitman Corporation ("Whitman") approved an agreement in which PepsiCo will consolidate certain of its bottling territories and other assets with Whitman's existing bottling businesses to create a new bottling company referred to as "New Whitman." PepsiCo will transfer to the new company a number of bottling operations, including territories in Illinois, Indiana, Missouri and Ohio in the United States as well as in the Czech Republic, Slovakia, Hungary and Poland. PepsiCo also will transfer to the new company the 20% stake it currently holds in Whitman's Pepsi-Cola General Bottlers subsidiary. The agreement specified that Whitman will transfer to PepsiCo operations in: Marion, Virginia; Princeton, West Virginia and St. Petersburg, Russia.

   New Whitman will assume liabilities associated with PepsiCo's United States operations and will acquire PepsiCo's international operations for cash, resulting in net proceeds to PepsiCo of $300 million. In addition, PepsiCo will receive 54 million shares of common stock in New Whitman, giving PepsiCo immediate ownership of approximately 35% of New Whitman.

   The merger transaction is subject to the approval of the shareholders of Whitman.

   On March 19, 1999, Whitman sold its bottling operations located in Marion, Virginia and Princeton, West Virginia along with related transportation assets to PepsiCo for $97.8 million in cash.

PROSPECTUS

                                  $300,000,000

                              Whitman Corporation

                                Debt Securities

                               ----------------

   Whitman Corporation intends to offer at one or more times debt securities in a total amount not to exceed $300,000,000. We will describe the terms of these securities in supplements to this prospectus. You should read the prospectus and the supplements carefully before you invest.

                               ----------------

   This prospectus may be used to offer and sell debt securities only if accompanied by a prospectus supplement for those debt securities.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the debt securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                                 April 22, 1999

                               TABLE OF CONTENTS

                          Page
                          ----
Whitman Corporation......   2
About this Prospectus....   2
Where You Can Find More
 Information.............   3

                                     Page
                                     ----
Description of the Debt Securities..   3
Plan of Distribution................   9
Legal Matters.......................   9
Experts.............................   9

                              WHITMAN CORPORATION

   We are engaged in the production and distribution of Pepsi-Cola brand products and a variety of other non-alcoholic beverage products through our principal operating subsidiary, Pepsi-Cola General Bottlers. Pepsi General is one of the world's largest franchised Pepsi-Cola bottlers, accounting for about 12% of all Pepsi-Cola products sold in the United States. It serves a significant portion of a 9 state region in the Midwest. In the last four years, Pepsi General has more than doubled its potential market by signing exclusive franchise agreements with PepsiCo, Inc. for the northern and western half of Poland during 1994, for the northwest portion of Russia, including St. Petersburg, at the end of 1996, and for Belarus and the Baltic states (Estonia, Latvia and Lithuania) in 1997. PepsiCo is the owner of the Pepsi-Cola trademark and is the supplier of concentrate to Pepsi General.

   In 1987, we entered into an agreement with PepsiCo whereby PepsiCo contributed cash and assets in exchange for a 20% interest in Pepsi General. While Pepsi General manages all phases of its operations, including pricing of its products, Pepsi General and PepsiCo exchange production, marketing and distribution information, benefiting both companies' respective efforts to lower costs, improve productivity and increase product sales.

   On January 25, 1999, we announced that our board of directors approved a new business relationship with PepsiCo, including a contribution and merger agreement, which is subject to shareholder approval. Territories to be acquired by or contributed to Pepsi General will include domestic franchises in Cleveland, Ohio, Dayton, Ohio, Indianapolis, Indiana, St. Louis, Missouri and southern Indiana, and foreign franchises in Hungary, the Czech Republic, Slovakia and a portion of Poland. In contemplation of the transaction, Pepsi General sold its franchises in Marion, Virginia, Princeton, West Virginia and the St. Petersburg area of Russia to PepsiCo in March, 1999.

   We previously engaged in the refrigeration systems and equipment business through Hussmann International, Inc. and in the automotive services business through Midas, Inc. On January 30, 1998, we distributed to our shareholders all of the common stock of Hussmann and Midas in tax-free spin-offs. Our principal executive offices are located at 3501 Algonquin Road, Rolling Meadows, Illinois 60008, and our telephone number is (847) 818-5000.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings in a total amount not to exceed $300,000,000. This prospectus provides you with a general description of the debt securities. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

   We are not making an offer of the debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents which we filed or may file with the SEC (SEC file number 001-4710):

  . Annual Report on Form 10-K for our fiscal year ended January 2, 1999, as amended by the Form 10-K/A dated April 16, 1999;

  . Current Reports on Form 8-K dated January 29, 1999, February 5, 1999 and April 22, 1999;

  . the portion of our proxy statement dated April 19, 1999 appearing under the caption "Management's Discussion and Analysis of Operations, Cash Flows and Liquidity and Capital Resources of the PepsiCo Bottling Operations;"

  . any future filings that we make under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the debt securities.

   You may request a copy of these filings at no cost by writing or calling our Corporate Communications Department at the following address or telephone number: Whitman Corporation, 3501 Algonquin Road, Rolling Meadows, Illinois 60008, telephone: (847) 818-5000.

   You should only rely on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with additional or different information.

                      DESCRIPTION OF THE DEBT SECURITIES

   We will issue the debt securities under an indenture dated as of January 15, 1993, between the Company and The First National Bank of Chicago, as trustee. We have summarized selected provisions of the indenture below. The summary set forth below is not complete. It does not describe certain exceptions and qualifications contained in the indenture or the debt securities. If you would like more information on the provisions of the indenture, you should review the indenture, which we have incorporated by reference as an exhibit to the registration statement relating to the debt securities.

   References to article and section numbers of the indenture are included in the summary so that you can easily locate the provisions being summarized.

General

   The debt securities will be unsecured, senior debt and will rank equally with all of our other unsecured and unsubordinated indebtedness. The indenture does not limit the amount of the debt securities that we may issue and permits us to issue debt securities in one or more series. Each series of debt securities may have different terms. The terms of any series will be determined in accordance with a resolution of our board of directors or in a supplement to the indenture relating to that series.

   A supplement to this prospectus will describe specific terms relating to the series of debt securities being offered. (Section 2.01) These terms will include some or all of the following:

  .  the title of the series of debt securities;

  .  the total principal amount;

  . the interest rate or rates, if any (which may be fixed or variable), and interest payment dates;

  .  the date or dates of maturity;

  .  whether the series can be redeemed by us or the holder;

  .  whether there will be a sinking fund;

  . the portion of the series of debt securities due upon acceleration of maturity in the event of a default;

  . the denominations in which the debt securities will be issuable if other than denominations of $1,000 if registered and $5,000 if unregistered;

  .  the form used to evidence ownership of the debt securities;

  .  whether the debt securities are convertible;

  .  the manner of payment of principal and interest;

  . additional offices or agencies for registration of transfer and exchange and for payment of the principal, premium, if any, and interest;

  . whether the debt securities will be registered or unregistered, and the circumstances, if any, upon which such debt securities may be exchanged for debt securities issued in a different form;

  . if denominated in a currency other than United States dollars, the currency or composite currency in which the debt securities are to be denominated, or in which payments of the principal, premium, if any, and interest will be made and the circumstances, if any, when the currency of payment may be changed;

  . if we or a holder have the right to elect that the payments of the principal, premium, if any, or interest are to be made in a currency or composite currency other than that in which the debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made and how the exchange rate between the currency or composite currency in which those debt securities are denominated or stated to be payable and the currency in which the debt securities are elected to be paid pursuant to that election will be determined;

  . if the payments of principal, premium, if any, or interest may be determined with reference to one or more securities issued by us or another company, any currency or other index, how those amounts shall be determined;

  .  whether defeasance and discharge provisions will apply; and

  .  any other terms consistent with the indenture.

   Each series of debt securities will be a new issue with no established trading market. There can be no assurance that there will be a liquid trading market for the debt securities. We may purchase debt securities at any time in the open market or otherwise. Debt securities we purchase may, in our discretion, be held, resold, canceled or used to satisfy any sinking fund or redemption requirements.

   Debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate will be sold at a substantial discount below their stated principal amount. Special United States federal income tax considerations applicable to any of these discounted debt securities (or to certain other debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes) will be described in a prospectus supplement.

   The debt securities may be denominated in United States dollars, or in any other currency or currency unit. If any of the debt securities are sold for any foreign currency or currency unit or if principal, premium, if any, and interest on any of the debt securities are payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of debt securities and such foreign currency or currency unit will be set forth in the prospectus supplement relating to such debt securities.

Form and Exchange of the Debt Securities

   All of the debt securities will be issued in fully registered form without coupons or in unregistered form with or without coupons. The debt securities may also be issued in the form of one or more temporary or definitive global securities. Registered debt securities which are book-entry securities will be issued as registered global securities. A debt security in global form will be deposited with, or on behalf of, a depository, which will be named in the applicable prospectus supplement. A global debt security may not be transferred, except as a whole, among the depository for that debt security and its nominees or successors. If any debt securities of a series are issuable as global securities, the applicable prospectus supplement will describe any circumstances when beneficial owners of any of those global securities may exchange their interests for definitive debt securities of that series of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal and interest on those global debt securities and the specific terms of the depository arrangement with respect to those global debt securities.

   Unless otherwise indicated in a prospectus supplement, principal, premium, if any, and interest will be payable, and the debt securities may be registered for transfer or exchange, at the principal corporate trust office of the trustee in Chicago, Illinois, provided that at our option, payment of interest on registered debt securities may be made by check or by wire transfer. (Sections 4.01 and 4.02) No service charge will be made for any exchange or registration of transfer of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge. (Section 2.06)

Certain Restrictions on Whitman Corporation

   The restrictions summarized in this section will apply to all debt securities unless a prospectus supplement indicates otherwise. The following description is not complete. The full text of these restrictions is included in the indenture. Certain terms used in the following description of these restrictions are defined under the caption "Certain Definitions" at the end of this section.

   Limitations on Liens. The debt securities will not be secured. If we or one of our Restricted Subsidiaries incur debt secured by a mortgage, security interest, lien, pledge or other encumbrance on a Principal Property, or on any shares of capital stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired), we are required to secure the then outstanding debt securities equally and ratably with (or prior to) our secured debt. (Section 4.07)

   The indenture permits us and our Restricted Subsidiaries to create certain liens without securing the debt securities (Section 4.05). Among the permitted liens are:

  . liens affecting property of a corporation existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with or purchased by us or a Subsidiary;

  . liens existing at the time of acquisition of the affected property or purchase money liens incurred within 180 days after acquisition of the property;

  . liens to secure the cost of construction of new plants or facilities, incurred within 180 days of completion of construction;

  . liens which secure indebtedness owing by a Restricted Subsidiary to us or another Restricted Subsidiary;

  .  liens existing on January 15, 1993;

  . liens in connection with the issuance of certain pollution control or industrial revenue bonds or similar financings;

  . certain statutory liens or similar liens arising in the ordinary course of business;

  . certain liens in connection with legal proceedings and government contracts and certain deposits or liens made to comply with workers' compensation or similar legislation;

  . liens existing on property acquired by us or a Restricted Subsidiary through the exercise of rights arising out of defaults on receivables acquired in the ordinary course of business;

  .  liens for certain judgments and awards;

  . liens for certain taxes, assessments, governmental charges or other liens of a similar nature, which do not materially impair the use of such property in the operation of our or any of our Restricted Subsidiaries' business or the value of such property for the purposes of such business; and

  . certain extensions, renewals or replacements of any liens referred to above.

   Limitations on Sale and Lease-Back Transactions. We and our Restricted Subsidiaries may not sell or transfer any Principal Property with the intention of entering into a lease of such facility (except for temporary leases of a term, including renewals, not exceeding five years) unless either:

  . we or the Restricted Subsidiary would be entitled (under Section 4.05) to incur debt secured by a lien on the property to be leased without equally and ratably securing the debt securities, or

  . within 180 days after the effective date of such transaction, we apply to the voluntary retirement of our funded debt an amount equal to the greater of (1) the net proceeds of the sale of the property leased in such transaction or (2) the fair value, in the opinion of our board of directors, of the leased property at the time of such transaction. (Section 4.06)

   Exempted Indebtedness. Notwithstanding the limitations on liens and sale and lease-back transactions we described above, we and our Restricted Subsidiaries may issue, assume, or guarantee indebtedness secured by a lien or other encumbrance without securing the debt securities, or may enter into sale and lease-back transactions without retiring funded debt, or enter into a combination of such transactions, if the sum of the principal amount of all such indebtedness and the aggregate value of all such sale and lease-back transactions does not at any such time exceed 10% of our consolidated total assets as shown in the audited consolidated balance sheet contained in our latest annual report to our shareholders. (Section 4.07)

   Merger, Consolidation and Sale of Assets. We may not consolidate or merge with or into any other corporation, or sell, lease or transfer all or substantially all of our assets to any other entity, unless:

  . we survive the merger or consolidation or the surviving or successor corporation is a United States corporation which assumes all of our obligations under the debt securities and under the indenture, and

  . after giving effect to the merger, consolidation, sale, lease or transfer, no Event of Default (as described below) under the indenture or no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing. (Section 11.01)

   If we sell or transfer substantially all our assets and the purchaser assumes our obligations under the indenture, we will be discharged from all obligations under the indenture and the debt securities. (Section 11.02)

   Unless otherwise described in a prospectus supplement, there are no covenants or provisions contained in the indenture which may protect you in the event of a highly leveraged transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of debt outstanding at that time or otherwise affect our capital structure or credit rating.

   Certain Definitions. The terms set forth below are defined in the indenture as follows:

   "Consolidated Net Worth" means the excess of our consolidated assets over liabilities, plus any shares of stock of any class of a Subsidiary (other than directors' qualifying shares) that are not owned by us or one of our Subsidiaries, as determined from time to time in accordance with generally accepted accounting principles consistently applied. (Section 6.01)

   "Government Obligations" with respect to any series of debt securities means direct noncallable obligations of the government which issued the currency in which the debt securities of that series are denominated or noncallable obligations the payment of the principal of and interest on which is fully guaranteed by such government and which, in either case, are full faith and credit obligations of such government. (Article One)

   "Principal Property" means any manufacturing plant or warehouse owned or leased by us or one of our Subsidiaries located within the United States, the gross book value of which exceeds one percent of Consolidated Net Worth, other than manufacturing plants and warehouses which, in the opinion of our board of directors, is not of material importance to the business conducted by us and our Restricted Subsidiaries, taken as a whole. (Article One)

   "Restricted Subsidiary" means any of our Subsidiaries which (1) owns or leases a Principal Property and (2) is incorporated under the laws of any state in the United States or has substantially all of its property located within the United States or carries on substantially all of its business within the United States. (Article One)

   "Subsidiary" means any corporation of which we, one or more of our subsidiaries or we and one or more of our subsidiaries, directly or indirectly owns or controls at a given time more than 50% of the outstanding capital stock of such corporation having under ordinary circumstances voting power to elect a majority of the board of directors of the corporation (whether or not any other class of securities has or may have voting power by reason of the occurrence of a contingency). (Article One)

Satisfaction and Discharge of the Indenture

   If provision is made pursuant to the indenture for the defeasance of a series of debt securities, we, at our option (unless otherwise provided in a prospectus supplement), with regard to that series of offered debt securities:

     (1) will be discharged from any and all obligations in respect of the debt securities of that series (except for certain obligations to register the transfer or exchange of debt securities of that series, to replace stolen, lost, destroyed or mutilated debt securities of that series, to maintain paying agencies and to hold monies for payment in trust); or

     (2) may omit to comply with the provisions of the indenture described above under the captions "Limitations on Liens," "Limitations on Sale and Lease-Back Transactions," "Exempted Indebtedness" and "Merger,
  Consolidation and Sale of Assets,"

if we deposit with the trustee, in trust, money or Government Obligations which will provide sufficient funds to pay the principal of (and premium, if any) and interest on the debt securities of that series on the dates those payments are due. To exercise either of the options, we must deliver to the trustee an opinion of counsel of recognized national standing to the effect that holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, satisfaction and discharge, or defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred. (Sections 12.02(a) and (b)) Even if we successfully exercise the option described above in clause (2), however, our obligations under the indenture and the debt securities of such series (other than the covenants referred to in clause (2) and the Events of Default (as described below) not related to such covenants) will continue. (Section 12.01)

   If we choose to exercise our option not to comply with the provisions of the indenture described above under the captions "Limitations on Liens," "Limitations on Sale and Lease-Back Transactions," "Exempted Indebtedness" and "Merger, Consolidation and Sale of Assets" with respect to any series of debt securities and the series is declared due and payable because of the occurrence of an Event of Default other than a default under these provisions of the indenture, then the amount of money and Government Obligations on deposit with the trustee will be sufficient to pay amounts payable on the series of debt securities on the due date without acceleration but may not be sufficient to pay amounts due at the time of the acceleration resulting from such Event of Default. However, we would remain liable for such payments.

Events of Default

   "Event of Default" means, with respect to any series of debt securities, any of the following (Section 6.01):

  . failure to pay interest that continues for a period of 30 days after payment is due;

  .  failure to make any principal or premium payment when due;

  . failure to comply with any of our other agreements contained in the indenture or in the debt securities for 90 days after the trustee notifies us of such failure (or the holders of at least 25% of the outstanding debt securities affected by such failure notify us and the trustee);

  .  certain events of bankruptcy, insolvency or reorganization of us; or

  . acceleration of any indebtedness for money borrowed by us or any of our Restricted Subsidiaries in excess of the greater of $30,000,000 in principal amount or 5% of Consolidated Net Worth.

   In general, the trustee is required to give notice of a default with respect to a series of debt securities to the holders of that series. The trustee may withhold notice of any default (except a default in the payment of principal of, and premium, if any, or interest on any debt security or in the making of any sinking fund payment) if the trustee in good faith determines that it is in the best interest of the holders of that series to do so. (Section 7.02) An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for other series of debt securities. Additional Events of Default may be prescribed for the benefit of holders of certain series of debt securities and will be described in a prospectus supplement.

   If there is a continuing Event of Default with respect to any series of debt securities, then either the trustee or the holders of at least 25% in aggregate principal amount of that series may require us to immediately repay the principal and accrued interest (or, if the debt securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) on the affected series. Subject to certain conditions, the requirement to pay with respect to a series of debt securities may be annulled, and past defaults waived (except a continuing default in payment of principal of or premium, if any, or interest on the debt securities), by the holders of a majority in principal amount of the debt securities of that series then outstanding. (Section 6.02)

   The trustee may refuse to enforce the indenture or the debt securities unless it first receives satisfactory security or indemnity. (Sections 7.01 and 7.03) Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the then outstanding debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 6.12)

Modification of the Indenture

   Under the indenture, subject to certain exceptions, our rights and obligations and the rights of the holders of a series of debt securities may be changed with the consent of the holders of not less than a majority in principal amount of each series of debt securities then outstanding. However, no change to the terms of payment of principal or interest, to the premium, if any, payable upon redemption, to the currency in which any debt security is payable, to the amount to be paid upon acceleration of maturity or reducing the percentage required for changes to the indenture, is effective against any holder without its consent. (Section 10.02)

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Reports to the Trustee

   We are required to provide the trustee with an officers' certificate each fiscal year stating that we reviewed our activities during the preceding fiscal year and that, after reasonable investigation and inquiry by the certifying officers, we are in compliance with the requirements of the indenture and that no default exists or identifying the known defaults. (Section 4.08)

Regarding the Trustee

   We maintain ordinary banking relationships and credit facilities with various banks, including the trustee, The First National Bank of Chicago. Banc One Capital Markets, Inc., an affiliate of the trustee, has from time to time acted as a selling agent in the distribution of our debt securities.

                              PLAN OF DISTRIBUTION

   We may sell debt securities to underwriters, dealers or agents, or directly to other purchasers. Debt securities also may be sold by underwriters directly to other purchasers or through other dealers, which may receive compensation from the underwriters in the form of discounts, concessions or commissions.

   If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the debt securities will be subject to certain conditions. Any initial public offering price and any discounts or concessions allowed or repaid to dealers may be changed from time to time.

   We also may designate dealers, acting as our agents, to offer and sell debt securities upon certain terms and conditions or we may sell debt securities directly to purchasers, without the use of underwriters dealers or agents.

   Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale if the offered debt securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation from us in a supplement to this prospectus.

   We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

   Unless otherwise indicated in a prospectus supplement, the validity of the offered debt securities will be passed upon for us by Sidley & Austin, Chicago, Illinois, and certain legal matters relating to the offered debt securities will be passed upon for any underwriters or agents by Kirkland & Ellis, Chicago, Illinois.

                                    EXPERTS

   The consolidated financial statements of Whitman and subsidiaries as of the end of fiscal years 1998 and 1997 and for each of the fiscal years 1998, 1997 and 1996 incorporated by reference in this prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report, which is also incorporated by reference and those consolidated financial statements have been incorporated by reference in reliance upon the reports of said firm given upon the authority as experts in accounting and auditing.

   The combined financial statements of the PepsiCo Bottling Operations, as of December 26, 1998 and December 27, 1997 and for each of the years in the three-year period ended December 26, 1998 included in this prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report, and are included in reliance upon the reports of said firm given upon their authority as experts in accounting and auditing.

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